SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2018 to 09/30/2018	7
01/01/2017 to 09/30/2017	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2018 to 09/30/2018	15
01/01/2017 to 09/30/2017	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	33
Comments on the Performance of Business Projections	91
Reports and Statements
Unqualified Independent Auditors’ Review Report	94
Officers Statement on the Financial Statements	96
Officers Statement on Auditor’s Report	97

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2018
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2018	12/31/2017
1	Total Assets	41,358,610	42,365,935
1.01	Current assets	9,293,037	7,642,103
1.01.01	Cash and cash equivalents	1,402,224	393,504
1.01.02	Financial investments	891,735	716,461
1.01.02.03	Financial investments at amortized cost	891,735	716,461
1.01.03	Trade receivables	1,998,033	2,966,706
1.01.04	Inventory	3,340,188	2,951,352
1.01.08	Other current assets	1,660,857	614,080
1.01.08.03	Others	1,660,857	614,080
1.02	Non-current assets	32,065,573	34,723,832
1.02.01	Long-term assets	2,487,843	2,267,226
1.02.01.10	Other non-current assets	2,487,843	2,267,226
1.02.02	Investments	20,095,824	22,894,885
1.02.03	Property, plant and equipment	9,430,330	9.502,411
1.02.04	Intangible assets	51,576	59,310

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2018	12/31/2017
2	Total liabilities	41,358,610	42,365,935
2.01	Current liabilities	10,588,043	9,175,980
2.01.01	Payroll and related taxes	176,762	133,774
2.01.02	Trade payables	2,289,181	1,787,392
2.01.03	Tax payables	106,586	86,496
2.01.04	Borrowings and financing	7,342,833	6,578,171
2.01.05	Other payables	621,533	515,561
2.01.06	Provisions	51,148	74,586
2.01.06.01	Provision for tax, social security, labor and civil risks	51,148	74,586
2.02	Non-current liabilities	23,313,697	26,162,582
2.02.01	Long term Borrowings and financing	18,034,000	22,454,846
2.02.02	Other payables	37.726	57,599
2.02.03	Deferred Taxes	299.997	570,559
2.02.04	Provisions	4.941.974	3,079,578
2.02.04.01	Provision for tax, social security, labor and civil risks	552.574	555,459
2.02.04.02	Other provisions	4.389.400	2,524,119
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	180.212	248,918
2.02.04.02.04	Pension and healthcare plan	908.721	908,721
2.02.04.02.05	Provision for losses on investments	3.300.467	1,366,480
2.03	Shareholders’ equity	7.456.870	7,027,373
2.03.01	Share Capital	4.540.000	4,540,000
2.03.02	Capital reserves	32.720	30
2.03.04	Profit reserves	180.712	0
2.03.04.02	Earnings reserves	238.976	238,976
2.03.04.09	Treasury shares	(58.264)	(238,976)
2.03.05	Accumulated profit/(losses)	2.062.159	(1,291,689)
2.03.08	Other comprehensive income	641.279	3,779,032

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
3.01	Revenues from sale of goods and rendering of services	3,371,553	9,422,956	2,878,254	7,672,028
3.02	Costs from sale of goods and rendering of services	(2,773,360)	(7,518,935)	(2,432,348)	(6,439,752)
3.03	Gross profit	598,193	1,904,021	445,906	1,232,276
3.04	Operating (expenses)/income	273,796	2,693,442	(268,582)	(330,911)
3.04.01	Selling expenses	(148,558)	(453,968)	(186,675)	(549,437)
3.04.02	General and administrative expenses	(63,039)	(194,952)	(28,212)	(148,272)
3.04.04	Other operating income	1,893,195	3,336,930	6,170	11,834
3.04.05	Other operating expenses	(250,104)	(462,284)	(74,616)	(196,087)
3.04.06	Equity in results of affiliated companies	(1,157,698)	467,716	14,751	551,051
3.05	Profit before financial income (expenses) and taxes	871,989	4,597,463	177,324	901,365
3.06	Financial income (expenses)	(61,720)	(1,470,510)	43,410	(1,255,316)
3.06.01	Financial income	410,576	475,247	102,978	235,858
3.06.02	Financial expenses	(472,296)	(1,945,757)	(59,568)	(1,491,174)
3.06.02.01	Net exchange differences over financial instruments	(27,799)	(709,132)	478,274	332,639
3.06.02.02	Financial expenses	(444,497)	(1,236,625)	(537,842)	(1,823,813)
3.07	Profit (loss) before taxes	810,269	3,126,953	220,734	(353,951)
3.08	Income tax and social contribution	(88,734)	226,895	5,732	6,653
3.09	Profit (loss) from continued operations	721,535	3,353,848	226,466	(347,298)
3.11	Profit (loss) for the year	721,535	3,353,848	226,466	(347,298)
3.99	Earnings (loss) per common share – (Reais/share)
3.99.01	Basic
3.99.01.01	Common shares	0.52810	2.45474	0.16687	(0.25591)
3.99.02	Diluted
3.99.02.01	Common shares	0.52810	2.45474	0.16687	(0.25591)

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Parent Company Financial Statements / Statements of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
4.01	(Loss) profit for the year	721,535	3,353,848	226,466	(347,298)
4.02	Other comprehensive income	(226,236)	(3,137,753)	667,498	848,282
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	89	30	88
4.02.04	Cumulative translation adjustments for the year	(29,171)	(17,175)	(47,328)	82,130
4.02.05	Fair value through other comprehensive income	-	(1,559,680)	496,044	614,542
4.02.10	(Loss) /Gain on the percentage change in investments	-	(105)	-	2,814
4.02.11	(Loss) /Gain on cash flow hedge accounting	(372,883)	(1,724,818)	200,236	134,374
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	183,051	196,783	16,212	37,933
4.02.14	(Loss)/Gain on net investment hedge from investments in affiliates	(7,263)	(32,196)	2,304	(23,599)
4.02.15	(Loss)/Gain on business combination	-	(651)	-	-
4.03	Comprehensive income for the year	495,299	216,095	893,964	500,984

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017
6.01	Net cash from operating activities	6,345,358	498,973
6.01.01	Cash from operations	2,171,919	841,009
6.01.01.01	Profit (loss) for the period	3,353,848	(347,298)
6.01.01.03	Financial charges in borrowing and financing raised	1,154,172	1,670,505
6.01.01.04	Financial charges in borrowing and financing granted	(31,977)	(89,576)
6.01.01.05	Depreciation, depletion and amortization	443,017	497,288
6.01.01.06	Equity in results of affiliated companies	(467,716)	(551,051)
6.01.01.07	Deferred tax	(226,895)	(6,653)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(26,323)	(6,610)
6.01.01.09	Monetary and exchange variations, net	879,442	(278,230)
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	13,201	(521)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(68,706)	(49,914)
6.01.01.14	Updated shares - VJR	(1,547,265)	-
6.01.01.15	Intercompany debt relief	(1,310,886)	-
6.01.01.16	Others	8,007	3,069
6.01.02	Changes in assets and liabilities	4,173,439	(342,036)
6.01.02.01	Trade receivables - third parties	173,009	(229,704)
6.01.02.02	Trade receivables - related parties	(177,645)	(11,766)
6.01.02.03	Inventories	(388,836)	(243,844)
6.01.02.04	Receivables - related parties/dividends	6,189,677	1,576,325
6.01.02.05	Tax assets	(989,073)	(86,897)
6.01.02.06	Judicial deposits	(21,904)	(19,141)
6.01.02.09	Trade payables	501,789	345,228
6.01.02.10	Payroll and related taxes	42,988	26,229
6.01.02.11	Taxes in installments – REFIS	21,669	13,102
6.01.02.13	Payables to related parties	41,243	5,533
6.01.02.15	Interest paid	(1,261,483)	(1,748,225)
6.01.02.16	Interest received – related parties	1,522	187
6.01.02.18	Others	40,483	30,937
6.02	Net cash used in investing activities	(702,609)	(264,740)
6.02.01	Investments / Advance for future capital increase	(117,130)	(30,501)
6.02.02	Purchase of property, plant and equipment	(354,064)	(355,941)
6.02.07	Intercompany loans granted	(103,947)	(16,540)
6.02.09	Intercompany loans received	8,429	7,297
6.02.10	Exclusive funds	-	(200)
6.02.11	Financial Investments, net of redemption	(175,274)	31,693
6.02.12	Cash received from disposal of investment – CGPAR	-	99,452
6.02.13	Cash received upon disposal of Usiminas’ shares	39,377	-
6.03	Net cash used in financing activities	(4,634,029)	(1,033,516)
6.03.01	Borrowings and financing raised	530,468	171,000
6.03.02	Transactions cost - Borrowings and financing	(57,625)	-
6.03.05	Amortization of borrowings and financing	(1,915,296)	(960,174)
6.03.06	Amortization of borrowings and financing - related parties	(3,404,978)	(244,342)
6.03.08	Sale of treasury shares	213,402	-
6.04	Exchange rate on translating cash and cash equivalents	-	975
6.05	Increase (decrease) in cash and cash equivalents	1,008,720	(798,308)
6.05.01	Cash and equivalents at the beginning of the year	393,504	1,466,746
6.05.02	Cash and equivalents at the end of the year	1,402,224	668,438

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 09/30/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373
5.03	Adjusted opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373
5.04	Capital transaction with shareholders	-	32,690	180,712	-	-	213,402
5.04.05	Treasury shares sold	-	-	180,712	-	-	180,712
5.04.08	Gain on disposal of shares	-	32,690	-	-	-	32,690
5.05	Total comprehensive income	-	-	-	3,353,848	(3,137,753)	216,095
5.05.01	Profit for the period	-	-	-	3,353,848	-	3,353,848
5.05.02	Other comprehensive income	-	-	-	-	(3,137,753)	(3,137,753)
5.05.02.04	Translation adjustments for the year	-	-	-	-	(17,175)	(17,175)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	89	89
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	(1,559,680)	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	(105)	(105)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(1,528,035)	(1,528,035)
5.05.02.13	(Loss) / gain on foreign investments	-	-	-	-	(32,196)	(32,196)
5.05.02.14	(Loss) / gain on business combination	-	-	-	-	(651)	(651)
5.07	Closing balance	4,540,000	32,720	180,712	2,062,159	641,279	7,456,870

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2017 to 09/30/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	-	-	-	(347,298)	848,282	500,984
5.05.01	Profit (loss) for the period	-	-	-	(347,298)	-	(347,298)
5.05.02	Other comprehensive income	-	-	-	-	848,282	848,282
5.05.02.04	Translation adjustments for the year	-	-	-	-	82,130	82,130
5.05.02.08	Actuarial gains/(Losses) on pension plan, net of taxes	-	-	-	-	88	88
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	614,542	614,542
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	2,814	2,814
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	172,307	172,307
5.05.02.13	(Loss) / gain on foreign investments	-	-	-	-	(23,599)	(23,599)
5.07	Closing balance	4,540,000	30	-	(1,649,259)	3,804,741	6,695,512

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017
7.01	Revenues	14.591.261	9,476,920
7.01.01	Sales of products and rendering of services	11.739.960	9,425,899
7.01.02	Other revenues	2.858.386	66,237
7.01.04	Allowance for (reversal of) doubtful debts	(7.085)	(15,216)
7.02	Raw materials acquired from third parties	(8,518,250)	(7,343,265)
7.02.01	Cost of sales and services	(7,974,515)	(6,627,795)
7.02.02	Materials, electric power, outsourcing and other	(543,723)	(714,074)
7.02.03	Impairment/recovery of assets	(12)	(1,396)
7.03	Gross value added	6,073,011	2.133.655
7.04	Retentions	(443,017)	(497,288)
7.04.01	Depreciation, amortization and depletion	(443,017)	(497,288)
7.05	Wealth created	5,629,994	1.636.367
7.06	Value added received	1,080,108	787.809
7.06.01	Equity in results of affiliates companies	467,716	551.051
7.06.02	Financial income	475,247	235.858
7.06.03	Others	137,145	900
7.06.03.01	Others and exchange gains	137,145	900
7.07	Wealth for distribution	6,710,102	2.424.176
7.08	Wealth distributed	6,710,102	2.424.176
7.08.01	Personnel	934,365	889.242
7.08.01.01	Salaries and wages	693,615	652.517
7.08.01.02	Benefits	192,532	182.239
7.08.01.03	Severance payment (FGTS)	48,218	54.486
7.08.02	Taxes, fees and contributions	348,815	384.352
7.08.02.01	Federal	121,522	288.265
7.08.02.02	State	227,290	96.071
7.08.02.03	Municipal	3	16
7.08.03	Remuneration on third-party capital	2,073,074	1.497.880
7.08.03.01	Interest	1,236,625	1.827.044
7.08.03.02	Leases	5,108	8.566
7.08.03.03	Others	831,341	(337,730)
7.08.03.03.01	Others and exchange losses	831,341	(337,730)
7.08.04	Remuneration on Shareholders' capital	3,353,848	(347,298)
7.08.04.03	Retained earnings (accumulated losses)	3,353,848	(347,298)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2018	12/31/2017
1	Total Assets	46,226,202	45,209,970
1.01	Current assets	12,708,158	11,881,496
1.01.01	Cash and cash equivalents	2,995,240	3,411,572
1.01.02	Financial investments	902,403	735,712
1.01.02.03	Financial investments measured at amortized cost	902,403	735,712
1.01.03	Trade receivables	2,142,670	2,276,215
1.01.04	Inventory	4,788,365	4,464,419
1.01.08	Other current assets	1,879,480	993,578
1.01.08.03	Others	1,879,480	993,578
1.02	Non-current assets	33,518,044	33,328,474
1.02.01	Long-term assets	2,832,006	2,591,594
1.02.01.03	Financial investments measured at amortized cost	8,018	0
1.02.01.07	Deferred tax assets	73,207	63,119
1.02.01.10	Other non-current assets	2,750,781	2,528,475
1.02.02	Investments	5,521,085	5,499,995
1.02.03	Property, plant and equipment	17,868,945	17,964,839
1.02.04	Intangible assets	7,296,008	7,272,046

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2018	12/31/2017
2	Total liabilities	46,226,202	45,209,970
2.01	Current liabilities	10,814,432	10,670,050
2.01.01	Payroll and related taxes	315,445	252,418
2.01.02	Trade payables	2,933,989	2,460,774
2.01.03	Tax payables	302,277	264,097
2.01.04	Borrowings and financing	6,409,689	6,526,902
2.01.05	Other payables	755,917	1,059,901
2.01.06	Provisions	97,115	105,958
2.01.06.01	Provision for tax, social security, labor and civil risks	97,115	105,958
2.02	Non-current liabilities	26,664,512	26,251,691
2.02.01	Borrowings and financing	23,666,381	22,983,942
2.02.02	Other payables	229,163	129,323
2.02.03	Deferred tax liabilities	894,098	1,173,559
2.02.04	Provisions	1,874,870	1,964,867
2.02.04.01	Provision for tax, social security, labor and civil risks	690,635	719,133
2.02.04.02	Other provisions	1,184,235	1,245,734
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	275,514	337,013
2.02.04.02.04	Pension and healthcare plan	908,721	908,721
2.03	Consolidated Shareholders’ equity	8,747,258	8,288,229
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	30
2.03.04	Profit reserves	180,712	0
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(58,264)	(238,976)
2.03.05	Accumulated profit/(losses)	2,062,159	(1,291,689)
2.03.08	Other comprehensive income	641,279	3,779,032
2.03.09	Profit attributable to the non-controlling interests	1,290,388	1,260,856

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
3.01	Revenues from sale of goods and rendering of services	6,164,989	16,917,953	4,809,671	13,531,876
3.02	Costs from sale of goods and rendering of services	(4,298,540)	(12,107,201)	(3,596,936)	(10,016,303)
3.03	Gross profit	1,866,449	4,810,752	1,212,735	3,515,573
3.04	Operating (expenses)/income	(453,100)	784,836	(550,540)	(1,768,200)
3.04.01	Selling expenses	(569,294)	(1,497,306)	(414,544)	(1,263,611)
3.04.02	General and administrative expenses	(105,785)	(331,033)	(76,174)	(307,051)
3.04.04	Other operating income	598,458	3,227,902	8,956	21,102
3.04.05	Other operating expenses	(420,325)	(710,737)	(106,780)	(317,140)
3.04.06	Equity in results of affiliated companies	43,846	96,010	38,002	98,500
3.05	Profit before financial income (expenses) and taxes	1,413,349	5,595,588	662,195	1,747,373
3.06	Financial income (expenses)	(423,225)	(2,005,993)	(277,797)	(1,603,640)
3.06.01	Financial income	335,885	426,659	80,841	286,070
3.06.02	Financial expenses	(759,110)	(2,432,652)	(358,638)	(1,889,710)
3.06.02.01	Net exchange differences over financial instruments	(87,663)	(749,442)	269,925	208,730
3.06.02.02	Financial expenses	(671,447)	(1,683,210)	(628,563)	(2,098,440)
3.07	Profit (loss) before taxes	990,124	3,589,595	384,398	143,733
3.08	Income tax and social contribution	(237,960)	(161,249)	(128,214)	(409,890)
3.09	Profit (loss) from continued operations	752,164	3,428,346	256,184	(266,157)
3.11	Consolidated Profit (loss) for the year	752,164	3,428,346	256,184	(266,157)
3.11.01	Profit attributable to the controlling interests	721,535	3,353,848	226,466	(347,298)
3.11.02	Profit attributable to the non-controlling interests	30,629	74,498	29,718	81,141
3.99	Earnings (loss) per common share – (Reais/share)
3.99.01	Basic
3.99.01.01	Common shares	0.52810	2.45474	0.16687	(0.25591)
3.99.02	Diluted
3.99.02.01	Common shares	0.52810	2.45474	0.16687	(0.25591)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017
4.01	Consolidated profit (loss) for the year	752,164	3,428,346	256,184	(266,157)
4.02	Other comprehensive income	(226,236)	(3,137,753)	667,498	848,282
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	89	30	88
4.02.04	Cumulative translation adjustments for the year	(29,171)	(17,175)	(47,328)	82,130
4.02.05	Fair value through other comprehensive income	-	(1,559,680)	496,044	614,542
4.02.09	(Loss)/gain on the percentage change in investments	-	(105)	-	2,814
4.02.10	(Loss)/gain on cash flow hedge accounting	(372,883)	(1,724,818)	200,236	134,374
4.02.12	(Loss)/gain on hedge of net investment in foreign operations	(7,263)	(32,196)	2,304	(23,599)
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	183,051	196,783	16,212	37,933
4.02.14	(Loss)/gain on business combination	-	(651)	-	-
4.03	Consolidated comprehensive income for the year	525,928	290,593	923,682	582,125
4.03.01	Attributed to controlling Shareholders	495,299	216,095	893,964	500,984
4.03.02	Attributed to non-controlling Shareholders	30,629	74,498	29,718	81,141

.

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017
6.01	Net cash from operating activities	1,598,553	94,171
6.01.01	Cash from operations	3,752,663	2,420,104
6.01.01.01	Profit (loss) attributable to the controlling interests	3,353,848	(347,298)
6.01.01.03	Profit (loss) attributable to the non-controlling interests	74,498	81,141
6.01.01.04	Financial charges in borrowing and financing raised	1,451,934	1,899,125
6.01.01.05	Financial charges in borrowing and financing granted	(36.699)	(50,815)
6.01.01.06	Depreciation, depletion and amortization	962,051	1,123,076
6.01.01.07	Equity in in results of affiliated companies	(96,010)	(98,500)
6.01.01.08	Deferred tax	(279,896)	132,171
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(39,918)	4,492
6.01.01.10	Monetary exchange variations, net	1,121,423	(239,384)
6.01.01.11	Gain (loss) from derivative financial instruments	-	(28,503)
6.01.01.12	Updated shares - VJR	(1,547,265)	-
6.01.01.13	Write-down of property, plant and equipment and Intangible assets	29,383	21.600
6.01.01.15	Net gain on sale of foreign subsidiary	(1,164,294)	-
6.01.01.16	Provision for environmental liabilities and decommissioning of assets	(61,499)	(44,694)
6.01.01.17	Others	(14,893)	(32,307)
6.01.02	Changes in assets and liabilities	(2,154,110)	(2,325,933)
6.01.02.01	Trade receivables - third parties	203,762	(219,153)
6.01.02.02	Trade receivables - related parties	2,114	11,141
6.01.02.03	Inventories	(524,708)	(263,261)
6.01.02.04	Receivables - related parties/dividends	1,654	(9,557)
6.01.02.05	Tax assets	(860,082)	(110,188)
6.01.02.06	Judicial deposits	(32,506)	(32,807)
6.01.02.08	Trade payables	481,117	480,512
6.01.02.09	Payroll and related taxes	65,421	41,601
6.01.02.10	Taxes in installments – REFIS	30,103	31,194
6.01.02.11	Payables to related parties	86,989	(10,356)
6.01.02.13	Interest paid	(1,707,468)	(2,126,761)
6.01.02.15	Interest received - Related Parties	-	8,678
6.01.02.17	Others	99,494	(126,976)
6.02	Net cash used in investing activities	525,126	(685,842)
6.02.02	Investments/AFAC	(96,902)	-
6.02.03	Purchase of property, plant and equipment	(810,088)	(715,869)
6.02.05	Receivable/payable from derivative financial instruments	(372)	30,374
6.02.06	Acquisition of intangible assets	(631)	(329)
6.02.08	Intercompany loans granted	(101.908)	(15,188)
6.02.09	Intercompany loans received	-	12,116
6.02.10	Financial Investments, net of redemption	(174,709)	3,054
6.02.11	Cash received from the sale of foreign subsidiary	1,670,359	-
6.02.12	Cash received from disposal of Usiminas’ shares	39,377	-
6.03	Net cash used in financing activities	(2,514,012)	(899,476)
6.03.01	Borrowings and financing	2.002.773	171,000
6.03.02	Transaction cost - Borrowings and financing	(85,679)	-
6.03.04	Amortization of borrowings and financing	(4,142,506)	(1,070,476)
6.03.07	Dividends and interest on equity	(502,002)	-
6.03.08	Treasury shares sold	213,402	-
6.04	Exchange rate on translating cash and cash equivalents	(25,999)	1,417
6.05	Increase (decrease) in cash and cash equivalents	(416,332)	(1,489,730)
6.05.01	Cash and equivalents at the beginning of the year	3,411,572	4,871,162
6.05.02	Cash and equivalents at the end of the year	2,995,240	3,381,432

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 09/30/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.04	Capital transaction with shareholders	-	32,690	180,712	-	-	213,402	-	213,402
5.04.05	Treasury shares sold	-	-	180,712	-	-	180,712	-	180,712
5.04.08	Gain on disposal of shares	-	32,690	-	-	-	32,690	-	32,690
5.05	Total comprehensive income	-	-	-	3,353,848	(3,137,753)	216,095	74,498	290,593
5.05.01	Profit (loss) for the year	-	-	-	3,353,848	-	3,353,848	74,498	3,428,346
5.05.02	Other comprehensive income	-	-	-	-	(3,137,753)	(3,137,753)	-	(3,137,753)
5.05.02.04	Translation adjustments for the year	-	-	-	-	(17,175)	(17,175)	-	(17,175)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	89	89	-	89
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	(1,559,680)	(1,559,680)	-	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	(105)	(105)	-	(105)
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	-	(1,528,035)	(1,528,035)	-	(1,528,035)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(32,196)	(32,196)	-	(32,196)
5.05.02.14	(Loss)/gain on business combination	-	-	-	-	(651)	(651)	-	(651)
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(44,966)	(44,966)
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	(44,966)	(44,966)
5.07	Closing balance	4,540,000	32,720	180,712	2,062,159	641,279	7,456,870	1,290,388	8,747,258

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2017 to 09/30/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	(347,298)	848,282	500,984	81,141	582,125
5.05.01	Profit (loss) for the year	-	-	-	(347,298)	-	(347,298)	81,141	(266,157)
5.05.02	Other comprehensive income	-	-	-	-	848,282	848,282	-	848,282
5.05.02.04	Translation adjustments for the year	-	-	-	-	82,130	82,130	-	82,130
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	88	88	-	88
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	614,542	614,542	-	614,542
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	2,814	2,814	-	2,814
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	-	172,307	172,307	-	172,307
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(23,599)	(23,599)	-	(23,599)
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	2	2
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	2	2
5.07	Closing balance	4,540,000	30	-	(1,649,259)	3,804,741	6,695,512	1,271,136	7,966,648

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2018 to 09/30/2018	01/01/2017 to 09/30/2017
7.01	Revenues	22,171,878	15,483,245
7.01.01	Sales of products and rendering of services	19,436,579	15,497,404
7.01.02	Other revenues	2,741,131	4,600
7.01.04	Allowance for (reversal of) doubtful debts	(5,832)	(18,759)
7.02	Raw materials acquired from third parties	(13,096,711)	(10,324,959)
7.02.01	Cost of sales and services	(10,973,482)	(8,503,127)
7.02.02	Materials, electric power, outsourcing and other	(2,138,978)	(1,794,938)
7.02.03	Impairment/recovery of assets	15,749	(26,894)
7.03	Gross value added	9,075,167	5,158,286
7.04	Retentions	(962,051)	(1,123,076)
7.04.01	Depreciation, amortization and depletion	(962,051)	(1,123,076)
7.05	Wealth created	8,113,116	4,035,210
7.06	Value added received	767,695	308,508
7.06.01	Equity in results of affiliates companies	96,010	98,500
7.06.02	Financial income	426,659	286,070
7.06.03	Others	245,026	(76,062)
7.06.03.01	Others and exchange gains	245,026	(76,062)
7.07	Wealth for distribution	8,880,811	4,343,718
7.08	Wealth distributed	8,880,811	4,343,718
7.08.01	Personnel	1,704,716	1,583,499
7.08.01.01	Salaries and wages	1,336,162	1,232,164
7.08.01.02	Benefits	306,773	275,415
7.08.01.03	Severance payment (FGTS)	61,781	75,920
7.08.02	Taxes, fees and contributions	1,066,341	1,194,709
7.08.02.01	Federal	782,642	956,805
7.08.02.02	State	265,348	221,413
7.08.02.03	Municipal	18,351	16,491
7.08.03	Remuneration on third-party capital	2,681,408	1,831,667
7.08.03.01	Interest	1,683,210	2,101,671
7.08.03.02	Leases	19,307	21,668
7.08.03.03	Others	978,891	(291,672)
7.08.03.03.01	Others and exchange losses	978,891	(291,672)
7.08.04	Remuneration on Shareholders' capital	3,428,346	(266,157)
7.08.04.03	Retained earnings (accumulated losses)	3,353,848	(347,298)
7.08.04.04	Non-controlling interests in retained earnings	74,498	81,141

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Comments on the Company’s Consolidated Performance

São Paulo, November 7, 2018

3Q18 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM & FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the third quarter of 2018 (3Q18) in Brazilian reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's consolidated results for the third quarter of 2018 (3Q18) and comparisons are for the second quarter of 2018 (2Q18) and for the third quarter of 2017 (3Q17). The Brazilian real/US dollar exchange rate was R$ 4.0039 on September 30, 2018, R$ 3.8558 on June 30, 2018 and R$ 3.1680 on September 30, 2017.

3Q18 financial and operating Highlights

•         Generation of adjusted EBITDA of R$1,627 MM, a 34% increase over 3Q17 and 15% over 2Q18, with EBITDA margin of 25.2%.

•         Higher domestic sales volume of steel since 4Q14, reaching 912 thousand tons and an increase of 14% in relation to the previous quarter.

•         Adjusted EBITDA from mining increasing 52%, reaching R$811 MM (EBITDA margin of 49%) against 2Q18, with a higher volume of ore traded (+14%) and quality premiums.

•         Free cash flow, before financing activities, reached R$838 MM in 3Q18, against R$73 MM in 2Q18.

•         0.41x reduction in the leverage ratio, from 5.34x in the previous quarter to 4.93x in 3Q18, due to higher operating cash generation and EBITDA growth.

•         Net Income of R$752 MM in 3Q18, due to the strong operational evolution besides non operational revenues in the period, totaling R$3.4 billion in 2018.

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Highlights	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Steel sales (thousand tons)	1,301	1,321	1,290	(1%)	(2%)
- Domestic market	802	798	912	14%	14%
- Subsidiaries abroad	425	449	329	(23%)	(27%)
- Export trade	74	74	48	(34%)	(34%)

Iron ore sales (thousand tons)	7,954	8,130	9,288	17%	14%
- Domestic market	1,321	1,376	1,138	(14%)	(17%)
- Foreign market	6,633	6,754	8,150	23%	21%

Consolidated result (R$ million)
Net revenue	4,810	5,687	6,165	28%	8%
Gross profit	1,213	1,563	1,866	54%	19%
Adjusted EBITDA¹	1,213	1,420	1,627	34%	15%

Adjusted net debt²	25,717	27,125	27,057	5%	(0%)
Adjusted cash/cash equivalents²	4,358	4,357	4,083	(6%)	(6%)
Net debt/Adjusted EBITDA	5.48x	5.34x	4.93x	-0.55 x	-0.41 x

¹Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net finance income (costs), share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% interest in CSN Mineração, 37.27% in MRS and 50% in CBSI.

² Adjusted net debt and adjusted cash account for 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI.

CSN´s Consolidated Result

•         In 3Q18, net revenue totaled R$6,165 million, 8% and 28% higher than in 2Q18 and 3Q17, respectively. Compared to 2Q18, the improvement in performance was due to the increase in steel products prices and volumes in the domestic market, and in the mining segment.

•         In 3Q18, the cost of goods sold amounted to R$4,299 million, 4.2% higher than in 2Q18, due to the increase in raw material prices resulting from the appreciation of the US dollar against the Brazilian real, as well as higher manufacturing costs.

•         In the third quarter of 2018, gross profit totaled R$1,866 million, a strong increase of 54% over 3Q17, with a gross margin of 5.1 p.p. higher than the same basis of comparison, due to the strong gain in the mining’s margin.

•         In 3Q18, general and administrative expenses totaled R$106 million, with dilution of 2.1% (2Q18) to 1.7% (3Q18) of net revenue. Sales expenses totaled R$569 million, or 9.2% of net revenue, 0.9 p.p. above the figure recorded in 2Q18 (8.3% of net revenue) due to the increase in transoceanic iron ore freight expenses in cost and freight (CIF) sales.

•         In 3Q18, other net income (expenses) reached a positive value of R$178 million, mainly due to the recognition in the results of judicial assets and the valuation of Usiminas shares in the period.

•         In 3Q18, net financial result was negative by R$423 million. Finance costs (ex-variation) continued to decline, due to the lower Selic rate, since interest rates on local currency loans decreased from R$ 377MM in 3Q17 to R$ 254 MM in 3Q18. Inflation adjustments and exchange variations were impacted by the appreciation of the dollar in the period, generating a negative amount of R$465 million, partially off-set by hedge accounting positions.

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Finance income (costs) (R$ million)	3Q17	2Q18	3Q18
Finance income (costs) - IFRS	(278)	(989)	(423)
Finance income	71	48	336
Finance costs	(348)	(1,037)	(759)
Finance costs (ex-variation)	(629)	(489)	(671)
Exchange rate changes	280	(548)	(88)
Inflation adjustments and exchange rate changes	473	(1,905)	(465)
Hedge accounting	(202)	1,353	380
Derivative gains	10	3	(3)

•        Share of profit of investees was positive by R$44 million in 3Q18, compared to R$27 million in 2Q18. This result was mainly due to better results in MRS.

Share of profit of investees (R$ million)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
MRS Logistics	54	46	61	13%	33%
CBSI	1	1	1	-	-
TLSA	(11)	(8)	(6)	(45%)	(25%)
Arvedi Metalfer BR	-	(2)	(2)	-	-
Eliminations	(6)	(10)	(11)	83%	10%
Share of profit of investees	38	27	44	16%	63%

•        In 3Q18, the Company recorded net profit of R$752 million, totaling R$3,428 million in 9M18.

Adjusted EBITDA (R$ million)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Net profit (loss) for the period	256	1,190	752	194%	(37%)
(-) Depreciation	344	312	274	(20%)	(12%)
(+) Income tax and social contribution	128	(635)	240	87%	-
(+) Finance income (costs), net	278	989	423	52%	(57%)
EBITDA (ICVM 527)	1,006	1,855	1,689	68%	(9%)
(+) Other operating income (expenses)	98	(542)	(180)	-	(67%)
(+) Share of loss of investees	(38)	(27)	(44)	16%	63%
(-) Proportional EBITDA in jointly-owned subsidiaries	147	134	162	10%	21%
Adjusted EBITDA	1,213	1,420	1,627	34%	15%

¹The Company's adjusted EBITDA excludes equity interest and other operating income (expenses) as these items should not be considered when calculating the cash flow generated from operating activities.

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•         Adjusted EBITDA totaled R$1,627 million, against R$1,420 million in 2Q18, a 15% increase resulted from the operational improvement especially in the mining and logistics segments. Adjusted EBITDA margin reached 25.2%, or 1.3 p.p. above the previous quarter.

Adjusted EBITDA Margin is calculated based on Adjusted EBITDA divided by adjusted net revenue, which includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, as of December/15.

Free Cash Flow

In 3Q18, operating cash flow, as measured by Free Cash Flow, was R$838 million, positively influenced by higher EBITDA and a more efficient financial cycle. In the last 12 months, Free Cash Flow reached R$1,687 million.

¹Our working capital include changes in current assets and current liabilities, disregarding the impacts on the exchange rate variation, as well as non-recurring tax credit in the amount of R$725MM, related to the exclusion of PIS/COFINS from the ICMS base.

Debt

As of September 30, 2018, net adjusted debt reached R$ 27,057 million, while net debt/EBITDA ratio, calculated based on adjusted EBITDA of the last twelve months, reached 4.93x. In the quarter, the deleveraging effects from the increased LTM EBITDA led to a reduction of net debt/EBITDA by 0.41x, even considering the impacts of the exchange rate variation on dollarized debt.

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Foreign exchange exposure

The net foreign exchange exposure of our consolidated balance sheet was US$1,433 million on September 30, 2018, as shown in the table below. It should be noted that within the net FX exposure, a liability of US$1.0 billion is included in the “Borrowings and financing'' line related to the Perpetual Bond, which, due to its nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected exports inflow in dollars with part of the scheduled debt payments in the same currency. As a result, the exchange rate changes in the US dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in US dollars from exports occur.

Foreign exchange exposure	06/30/2018	09/30/2018
(US$ thousand)	IFRS
Cash	593	316
Trade receivables	329	359
Other	9	6
Total assets	931	681
Borrowings and financing	(4,237)	(4,250)
Suppliers	(202)	(160)
Other payables	(4)	(4)
Total liabilities	(4,443)	(4,415)
Natural foreign exchange exposure (assets - liabilities)	(3,512)	(3,734)
Derivatives, net	-	-
Cash flow hedge accounting	2,477	2,302
Foreign exchange exposure, net	(1,035)	(1,433)
Perpetual bond	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(35)	(433)

Investments

R$ 325 million were invested in 3Q18, an increase of 24% over 2Q18, mainly due to project seasonality. The increase in steel and mining expenses are related to investments for better coking/sintering and filtration performance, respectively.

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Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18	3Q18
Steel	92	102	119	168	481	65	134	168
Mining	60	106	115	97	378	116	99	116
Cement	24	20	34	40	118	23	13	13
Logistics	13	11	19	33	76	18	15	25
Other	0	0	6	6	12	2	2	3
Total investments - IFRS	190	239	293	344	1,065	223	263	325

Working capital

To calculate Working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Trade receivables: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: includes estimated losses and excludes the spare parts, which are not part of the cash conversion cycle and will be subsequently recorded in Fixed assets when consumed;

•         Advanced taxes: solely composed of income tax and social contribution included in line item ''Recoverable taxes";

•         Taxes payable: composed of line item "Taxes payable", in current liabilities, plus taxes in installments;

•         Advances from customers: recognized in line item "Other payables", in current liabilities;

Accordingly, working capital invested in the Company's business totaled R$2,727 million in 3Q18, reducing the financial cycle in 9 days when compared to 2Q18, due to the reduction in accounts receivable from the sale of CSN LLC and the decrease in the inventory position, normalized after the truck drivers' strike in 2Q18.

Working capital (R$ million)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Assets	5,868	6,924	6,432	564	(492)
Trade receivables	2,127	2,269	2,003	(124)	(266)
Inventories	3,545	4,458	4,054	509	(404)
Prepaid taxes	196	197	376	179	179
Liabilities	2,933	3,965	3,705	772	(260)
Trade payables	2,250	3,226	2,934	684	(292)
Payroll and related taxes	296	265	315	19	50
Taxes payable	279	337	323	44	(14)
Advances from customers	108	137	133	24	(4)
Working capital	2,935	2,959	2,727	(208)	(232)

Average term (days)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Receipt	37	31	25	(12)	(6)
Payment	61	70	61	-	(9)
Inventories	97	97	85	(12)	(12)
Financial cycle	73	58	49	(24)	(9)

Business segment reporting

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy. The main assets and/or companies comprising each segment are presented below:

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As of 2013, the Company no longer reports the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purposes of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly-owned subsidiaries, as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

After the closing of 2015, after the combination of CSN´s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes this new company´s information as a whole.

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Results- 3Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	4,099	1,659	64	406	104	160	(329)	6,165
Domestic market	2,899	229	64	406	104	160	(678)	3,185
Foreign market	1,200	1,431	-	-	-	-	349	2,980
Cost of goods sold	(3,380)	(882)	(47)	(268)	(70)	(148)	495	(4,299)
Gross profit	719	778	17	138	35	12	167	1,866
SG&A	(221)	(37)	(8)	(24)	(7)	(23)	(355)	(675)
Depreciation	154	70	6	65	4	28	(53)	274
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	162	162
Adjusted EBITDA	652	811	15	179	32	17	(79)	1,627

Results - 2Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net Revenue	4,093	1,331	64	370	113	152	(437)	5,687
Domestic market	2,421	225	64	370	113	152	(661)	2,684
Foreign market	1,672	1,106	-	-	-	-	225	3,003
Cost of goods sold	(3,276)	(855)	(49)	(262)	(74)	(122)	513	(4,124)
Gross profit	817	477	15	108	39	30	77	1,563
SG&A	(264)	(45)	(9)	(25)	(7)	(21)	(218)	(589)
Depreciation	155	102	5	64	4	34	(52)	312
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	134	134
Adjusted EBITDA	708	533	12	147	36	42	(59)	1,420

Results - 3Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net Revenue	3,399	1,204	60	364	103	142	(462)	4,810
Domestic market	2,133	218	60	364	103	142	(638)	2,382
Foreign market	1,265	986	-	-	-	-	176	2,427
Cost of goods sold	(2,845)	(719)	(37)	(242)	(74)	(151)	471	(3,597)
Gross profit	553	486	23	122	29	(9)	8	1,213
SG&A	(253)	(40)	(6)	(21)	(7)	(20)	(143)	(491)
Depreciation	165	122	4	63	5	30	(45)	344
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	147	147
Adjusted EBITDA	465	568	21	164	27	1	(33)	1,213

CSN's steel results

According to the World Steel Association (WSA), global crude steel production totaled 457.1 million tonnes (Mton) in 3Q18, or 6.7% higher than in 3Q17. Asia produced 324.9 Mton in 3Q18, 7.8% higher than the same period in 2017, while the European Union and North America increased by 0.7% and 4.4%, respectively, on the same basis of comparison.

•           In 3Q18, CSN's plate production totaled 937 thousand tons, a reduction of 6% compared to 2Q18 due to maintenance stoppage. In turn, the production of flat rolled products in 3Q18 remained stable when compared to 3Q17 and 8% lower than 2Q18, totaling 899 thousand tons. According to data from the Brazilian Steel Institute (IABr), in the first nine months of the year, domestic sales reached 13.8 million tons of steel, up 9.6% over the same period of the previous year. Apparent consumption reached 15.6 million tons in the same period, an increase of 8.7% over the same period of last year. Brazilian steel production totaled 26.1 million tons, up 2.5%.

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Steel production	3Q17	2Q18	3Q18	Variation
(thousand tons)				3Q18	x	3Q17	3Q18	x	2Q18
Total plates (UPV + third parties)	1,069	997	938	(12%)			(6%)
Plate production	1,065	996	937	(12%)			(6%)
Third-party plates	4	0	1	(75%)			-
Total flat rolled products	903	981	899	(0%)			(8%)
Total long rolled products	50	53	51	2%			(3%)

•         CSN's total sales amounted to 1,290 thousand tons of steel products in 3Q18, or 2% and 1% lower than in 2Q18 and 3Q17, respectively. Adjusting for the effects of the sale of the plant in Terra Haute, USA, total sales would have grown by 4% against 2Q18.

•          In 3Q18 , the volume of steel sold by CSN in the domestic market totaled 912 thousand tons, 14% higher than in 2Q18. Of this total, 859 thousand tons refer to flat steel and 53 thousand tons to long steel products. The greater domestic market orientation with higher performance in the automotive, white goods, packaging and OEM segments resulted in a strong increase in sales of cold-rolled flat steel products (+21% - 3Q18x2Q18), galvanized items (+17% - 3Q18x2Q18) and tin plates (+20% - 3Q18x2Q18).

•         In the foreign market, CSN's sales in 3Q18 totaled 378 thousand tons, 28% lower than in the previous quarter mainly due to the sale of CSN LLC at the end of 2Q18 (-12% adjusting to this effect), in addition to the strategy of redirecting galvanized to the domestic market. In this period, 48 thousand tons were exported directly and 329 thousand tons were sold by the subsidiaries abroad, of which 65 thousand tons by LLC, 185 thousand tons by SWT and 79 thousand tons by Lusosider.

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•         In 3Q18, CSN maintained a high market share of coated products as a percentage of domestic sales volume (45% in 3Q18 against 44% in 2Q18), following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plates accounted for 48% of flat steel sales, considering all markets in which the Company operates.

According to ANFAVEA (National Association of Automobile Manufacturers), in the third quarter of 2018, the production of automobiles, light commercial vehicles, trucks and buses reached 760,226 thousand units, an increase of 5.05%, compared to the same period of prior year. Exports, in turn, showed a lower performance, totaling 145,258 thousand vehicles sold, a decrease of 25% against the same period of the previous year. Anfavea estimates an increase of 11.9% in vehicle production in 2018, to 3.02 million units.

According to ABRAMAT (Brazilian Association of the Building Material Industry), building materials industry revenues increased by 2.7% in September 2018, compared to the same month a year ago, ergo the association maintains its estimate of growth of 1.5% in the industry revenues in 2018.

According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production referring to data accumulated from 12 months to August, registered a growth of 3.1%, compared to the same period accumulated in 2017.

According to data from INDA (National Institute of Steel Distributors) in 3Q18, distribution purchases increased by 7% compared to 3Q17. Imports closed 3Q18 with a decrease of 12.5%  in relation to the same period of 2017, with a total volume of 324 thousand tons.

•         Net steel revenue reached R$4,099 million in 3Q18, stable compared to 2Q18. Excluding distortions resulted from the sale of the plant in the US, net revenue grew 10% in the quarter. In addition to volume growth, the increase was also due to higher average price of steel, both in the domestic market (+5% vs. 2Q18) and in the external market (+8% vs. 2Q18).

•         Cost of goods sold in 3Q18 increased by 3.2% when compared to 2Q18, totaling R$3,380 million, chiefly influenced by the 9.6% devaluation of the Brazilian real against the US dollar in the period.

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•         Slab production cost in 3Q18 reached R$1,704/t, 4% higher than in 2Q18. The increase in prices of the main raw materials was additionally impacted by the exchange rate variation in the period.

•         Adjusted EBITDA reached R$ 652 million in 3Q18, 7.9% lower than the R$708 million recorded in 2Q18 due to  seasonal fluctuations in the performance of subsidiaries abroad. Adjusted EBITDA margin reached 15.9% in 3Q18, or 1.4 p.p. lower than in the previous quarter.

CSN's mining results

In 3Q18, steel production in China was 242,4 Mt, reaching a quarterly production record and representing a 10% increase compared to 3Q17. Resilient demand, capacity constraints and operating margins of steel companies produced a positive effect on prices, especially higher quality products. In this context, the iron ore price ratio closed 3Q18 averaging US$ 66.68/dmt (Platts, Fe62%, N. China), 2% up on 2Q18. The average dollar variation between the periods was +9.6%, benefiting iron ore revenues in local currency.

The decline in the global supply of high silica since 2Q18 resulted in a strong reduction in the market discount of this impurity in 3Q18. On the other hand, the low impurity of Alumina in the Casa de Pedra product, added to lower silica discounts and with better ore content in the quarter, provided a premium of US$2.1 /dmt for CSN.

In terms of maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$ 22.33/wmt in 3Q18, an increase of 28% over the previous quarter, driven by higher transoceanic volumes and higher oil prices.

•         In 3Q18, CSN's iron ore production totaled 7.6 million tons, 13% higher than in 2Q18 due to the successful implementation of the mining plan and start-up of the first filtering plant. Iron ore purchases reached 1,501 thousand tons in 3Q18, down 20% from 2Q18.

•         Iron ore sales totaled 9.3 million tons in 3Q18, 14% above those recorded in 2Q18, with 1.1 million tons sold to the Presidente Vargas Plant and the rest distributed in the Asian and European markets.

Mining production and sales volume	3Q17	2Q18	3Q18	Variation
(thousand tons)	3Q18	x	3Q17	3Q18	x	2Q18
Iron ore production	7,738	6,744	7,620	(2%)	13%
Ore purchased from third parties	1,419	1,878	1,501	6%	(20%)
Total production + purchases	9,157	8,621	9,122	(0%)	6%
Sales to UPV	1,321	1,376	1,138	(14%)	(17%)
Volume sold to third parties	6,632	6,754	8,150	23%	21%
Total sales	7,953	8,130	9,288	17%	14%

Production and sales volumes include 100% stake in CSN Mineração.

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•         In 3Q18, net revenue from mining reached R$1,659 million, 25% higher than in the previous quarter, due to the higher sales volume (+14%) and appreciation of the US dollar against the real. The CFR unit revenue for exports in 3Q18 reached US$69.4/dmt, a quarterly increase of 4% driven by alumina premiums. On the other hand, the CIF+FOB reference was US$56.8/wmt, stable compared to the previous period, impacted by higher maritime freight and FOB sales.

•         Mining sales cost totaled R$882 million in 3Q18, 3% up on 2Q18, due to the higher volume traded in the period (+14%).

•         Adjusted EBITDA margin reached 49% in 3Q18, or 8.8pp. higher than 2Q18, while adjusted EBITDA reached R$ 811 million in 3Q18, 52% higher than 2Q18 due to higher volume, lower unit cost of ore placed on the ship, maintenance of realized price and appreciation of the dollar in the period.

CSN's logistics results

Railway Logistics: In 3Q18, net revenue reached R$406 million, generating adjusted EBITDA of R$179 million and adjusted  EBITDA margin of 44% (+4.3 p.p. against 2Q18).

Port Logistics: in 3Q18, Sepetiba Tecon shipped 88 thousand tons of steel products, in addition to 63 thousand tons of general cargo and approximately 63 thousand containers. In 3Q18, net revenue reached R$64 million, generating Adjusted EBITDA of R$ 15 million, with adjusted EBITDA margin of 23% (+4.6 p.p. against 2Q18).

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Sepetiba TECON highlights	3Q17	2Q18	3Q18	Variation
				3Q18	x	3Q17	3Q18	x	2Q18
Container volume (thousand units)	51	56	63	24%			12%
Steel volume (thousand tons)	250	114	88	(65%)			(23%)
General cargo volume (thousand tons)	0	98	63	-			(36%)

CSN's energy results

According to the Energy Research Company (EPE), the domestic electric energy consumption in Brazil increased by 1.3% in 3T18 compared to the same period of the previous year. The industrial sector posted an increase in energy consumption of 1.6% in the 9M18 versus the same period last year. The residential and commercial sectors increased energy consumption by 1.2% and 0.4%, respectively, compared to the same period.

In 3Q18, net revenue from energy totaled R$104 million (+2% vs. 3Q17) due to greater availability and sale of energy in the free market. Adjusted EBITDA was R$32 million and adjusted EBITDA margin of 31%.

CSN's cement results

In the first nine months of 2018, domestic cement sales totaled 39.5 million tons, according to preliminary industry data released by the National Cement Industry Union (SNIC). This amount represents a fall of 2.2% from the same period last year. According to SNIC, sales volume in the third quarter reflects the poor performance of the economic activity.

In 3Q18, CSN's cement sales was higher than in 2Q18. Net revenue reached R$ 160 million, 6% higher due to price and volumes increases, despite the adverse scenario in the sector. Adjusted EBITDA reached R$17 million, with adjusted EBITDA margin of 11%, impacted by higher raw materials prices, especially pet coke.

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Capital market

In the third quarter of 2018, CSN's shares appreciated by 18.83%, while the Ibovespa index appreciated by 9.04%. The daily traded volume (CSNA3) on B3, in turn, totaled R$74.3 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) appreciated by 12.87%, while Dow Jones rose 9.01%. On NYSE, the daily traded volume of CSN´s ADRs was US$4.8 million.

	2Q18	3Q18
Number of shares in thousands	1,387,524	1,387,524
Market value
Closing price (R$/share)	7.86	9.34
Closing price (US$/ADR)	2.02	2.19
Market value (R$ million)	10,906	12,959
Market value (US$ million)	2,832	3,163
Total return
CSNA3	(1.8%)	18.83%
SID	(24%)	12.87%
Ibovespa	(14%)	9.04%
Dow Jones	2.65%	9.01%
Volume
Daily average (thousand shares)	9,422	8,479
Daily average (R$ thousand)	81,222	74,343
Daily average (thousand ADRs)	2,641	2,188
Daily average (US$ thousand)	6,310	4,807
Source: Bloomberg

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements under ´Outlook'. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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CONSOLIDATED SALES VOLUME (thousand tons)

3Q17	2Q18	3Q18	Variation
3Q18	x	2Q18	3Q18	x	3Q17
Flat Steel	730	748	859	111	129
Slab	1	-	-	-	(1)
Hot-rolled	267	278	300	22	33
Cold-rolled	155	142	172	30	17
Galvanized	234	263	307	44	73
Tin plates	73	66	79	13	6
UPV Long steel	72	50	53	3	(19)
DOMESTIC MARKET	802	798	912	114	110

3Q17	2Q18	3Q18	3Q18	x	2Q18	3Q18	x	3Q17
Flat Steel	321	310	193	(117)	(128)
Hot-rolled	16	24	70	46	54
Cold-rolled	22	26	7	(19)	(15)
Galvanized	233	200	69	(131)	(164)
Tin plates	51	61	47	(14)	(4)
Long steel (profiles)	177	212	185	(27)	8
FOREIGN MARKET	499	523	378	(145)	(121)

3Q17	2Q18	3Q18	3Q18	x	2Q18	3Q18	x	3Q17
Flat Steel	1,051	1,059	1,052	(7)	1
Slab	1	-	-	-	(1)
Hot-rolled	283	301	370	69	87
Cold-rolled	177	168	179	11	2
Galvanized	466	463	376	(87)	(90)
Tin plates	124	126	126	-	2
UPV Long steel	72	50	53	3	(19)
Long steel (profiles)	177	212	185	(27)	8
TOTAL MARKET	1,300	1,321	1,290	(31)	(10)

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1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial activities in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment.

The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant.

In the fourth quarter of 2016, the Company started the operation of its second clinker production line in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II), still under construction and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

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Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A – (“CSN Mineração”)., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

At TECON, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at TECAR, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 26 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

The interim financial information was prepared based on the normal continuity of its business.

Negotiations in progress for reprofiling part of the debts do not jeopardize the Company's operating continuity and Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Further disclosures on the bases for evaluating the operational continuity were made in the disclosures of this subject included in the financial statements of December 31, 2017, approved by Management on March 26, 2018.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The Group’s parent company and consolidated condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2017, filed with CVM.

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This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2017.

Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 08 - Investments

Note 15 - Taxes in installments

Note 16 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 26 – Employee benefits

Note 27 – Commitments

The parent company and consolidated condensed interim financial information was approved by Management on November 07, 2018.

2.b) Basis of presentation

The consolidated condensed interim financial information is presented in Brazilian reais R$, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of September 30, 2018, US$1 is equivalent to R$4.0039 (R$3.3080 as of December 31, 2017) and €1 is equivalent to R$4.6545 (R$3.9693 as of December 31, 2017), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated condensed interim financial statements for the period ended September 30, 2018 and year ended December 31, 2017 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                      Companies

	Equity interests (%)
Companies	9/30/2018	12/31/2017	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U. (1)	-	100.00	Equity interests
CSN Export Europe, S.L.U. (1)	-	100.00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)	-	100.00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)	-	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	91.69	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
Aceros México CSN (2)	0.08	-	Commercial representation, sale of steel and related activities

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC(3)	-	100.00	Steel
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (8)	87.52	87.52	Commercial representation
Aceros México CSN (2)	99.92	100.00	Commercial representation, sale of steel and related activities
Lusosider Ibérica S.A.	99.94	99.94	Steel, commercial and industrial activities, and equity interests.
CSN Mining Portugal, Unipessoal Lda.	87.52	87.52	Commercial and representation of products.
Companhia Siderúrgica Nacional LLC(3)	100.00	-	Import and distribution / resale of products
CSN Inova Ltd.(4)	100.00	-	Advisory and implementation of new development projects

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) Dormant companies, therefore, they are presented in note 10.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed;

•                     Events in 2018

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017.

(2)     Transfer of 1% stake in Aceros Mexico CSN from CSN Steel to Companhia Siderúrgica Nacional on February 1, 2018. On September 18, 2018, CSN Steel increased the capital of Aceros Mexico CSN, diluting the direct interest of Companhia Siderúrgica Nacional to 0.08%, with CSN Steel holding 99.92%.

(3)     On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc. The remaining assets are registered at Companhia Siderúrgica Nacional, LLC, a subsidiary of CSN Steel (see note 4).

(4)     Company incorporated in 2018.

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	09/30/2018	12/31/2017	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

3. ADOPTION OF NEW ACCOUNTING PRACTICES

The Company applied as of January 1, 2018, the IFRS 09 Financial Instruments (corresponding to CPC 48) and IFRS 15 Revenues from Contracts with Customers (corresponding to CPC 47), both of which were approved by CVM in November 2016 as well as interpretation IFRIC 22, corresponding to ICPC 21, approved in July 2017. IFRS 09 and 15 replaced IAS 39 Financial Instruments: Recognition and Measurement and IAS 18 Revenue and related interpretations, respectively.

The Company decided to adopt the modified transition method for the implementation of the new standards, where any transitory adjustment is recognized in retained earnings on January 1, 2018, without comparative adjustment and whose impacts are being detailed below:

• IFRS 9 / CPC 48 Financial instruments

The new pronouncement includes new rules on the classification and measurement of financial assets, as well as impairment of assets and new practices for hedge accounting, which are simplified below:

Classification and measurement - IFRS 9 establishes that financial assets should be classified and measured in one of three categories: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR). The categories of held-to-maturity, loans and receivables and available for sale that were part of the scope of IAS 39, were removed.

Impairment of assets- the "incurred losses" model is replaced by an "estimated credit loss" model, where it is no longer necessary for a loss event to occur before recognition of the impairment loss. The model uses a two-pronged approach, in which the provision will be measured for expected credit losses for 12 months or for the entire life of the asset. These changes did not bring impacts to the Company.

Hedge Accounting - a new general hedge accounting model was included, which does not change, but fundamentally the types of hedge relationship or requirements for measurement and recognition of ineffectiveness. These changes did not bring impacts to the Company.

The main effect of the adoption of IFRS 09 is presented in note 14.II, referring to the classification from January 1, 2018 and measurement of the investment in Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas and Panatlântica S.A. at fair value through profit or loss (VJR) and obtained a gain of R$ 1.5 billion (gross) as of September 30, 2018 recorded in other operating income and expenses (Note 24).

• IFRS 15 / CPC 47 Revenue from contract with customer

Revenue from contracts with customers - IFRS 15 establishes a new concept for revenue recognition, replacing IAS 18 Revenue, IAS 11 - Construction Contracts and related interpretations. The Company adopted IFRS 15 using the modified retrospective method, which does not require the restatement of comparative information

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The new pronouncement establishes a five-step model for determining the recognition of revenue from customer contracts, as follows:

- Identification of the contract: identify when there is an agreement and the parties involved.

- Identify the performance obligations: from the definitive agreement, analyze the contractual promises, in order to identify which promised items can be considered as performance obligations.

- Determine the price of the obligation: The transaction price is the value of the consideration that the entity expects to receive by transferring the control of the promised goods and services, the value of the transaction can include fixed values, variable values or both.

- Transaction Price Allocation: At the time of signing the contract, the transaction price must be allocated to each performance obligation.

- Recognize Revenue: Revenue recognition occurs at the time (or to the extent that) meets a performance obligation by transferring control of a good or service to a customer.

Analyzing the topic "identification of performance obligations", the Company identified in its operations the following performance obligations.

- Sale of finished products: the transfer of risks and benefits coincides with the transfer of control of the products, thus, the moment of recognition of revenue from product sales was not impacted by the adoption of this new standard.

- Provision of service: in the main services provided by the Company, the revenue recognition coincides with the conclusion of the service, therefore without impacts by the adoption of this standard.

- Freight / insurance liability in CFR / CIF incoterms: the freight service in the CFR and CIF modalities will be considered a separate service and therefore a separate performance obligation, with allocation of part of the price of the transaction recognized in profit or loss, according to the effective provision of the service over time.

The effect of the difference in the recognition of the portion of revenue allocated to freight does not significantly affect the Company's income. Therefore, such revenue will not be presented separately in the Company's financial statements.

In the other topics of the new standard, the Company did not identify material measurement impacts in the application of this standard

• IFRIC 22 / ICPC 21 Foreign currency transaction and down payment

Required to apply in January 2018, IFRIC 22, which corresponds to ICPC 21, is to regulate the concepts established in CPC 02 - Effects of Changes in Foreign Exchange Rates and Conversion of Financial Statements, on how to determine the transaction date with the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or revenue (or part thereof) in the derecognition of non-monetary assets or non-monetary liabilities arising from the payment or early receipt in foreign currency.

Generally speaking, the interpretation deals with transactions in foreign currency in which the Company recognizes a non-monetary asset or non-monetary liability resulting from early payment or receipt, even before the company recognizes the related asset, expense or revenue.

The consensus of this interpretation clarifies that the transaction date for determining the exchange rate to be used in the case of advances is defined as the date that the entity initially recognizes the non-monetary asset or non-monetary liability arising from the early payment or receipt. In the case of multiple payments or receipts in advance, the company shall determine the transaction date, each payment or advanced receipt.

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As the Company already adopts the practices established by CPC 02, establishing the historical rate at the time of recognition of non-monetary assets and liabilities related to the anticipation, there is no impact resulting from the application of this technical interpretation.

4. SALE OF FOREIGN SUBSIDIARY

During the second quarter of  2018, CSN announced to its shareholders and to the market, through a Material Fact, the sale by its wholly-owned subsidiary CSN Steel S.L.U., total interest in Companhia Siderúrgica Nacional LLC ("LLC") to Steel Dynamics, Inc. ("SDI"), approved on the same date by the Board of Directors. The LLC is located in the United States with operations in stripping, cold rolling and galvanizing of flat steel.

Still in the second quarter of 2018, after fulfilling all the precedent conditions foreseen in the purchase and sale agreement entered into with SDI, the Company concluded the transaction with the transfer of the equity interest and receipt of the base value of the transaction, adjusted in US$ 400 million, as shown below:

		6/30/2018	Changes in working capital		9/30/2018
	U$$	R$	U$$	R$	R$

Receipt from the sale of the investment	395,661	1,525,590			1,525,590
Deposits in guarantee	2,000	7,712			7,712
Contractual expenses and fees (d)	2,339	9,021			9,021
Base value of the transaction (a)	400,000	1,542,323			1,542,323
Working capital to be received (b) (*)	34,008	131,127	3,581	14,402	145,529
Shareholders’ equity LLC (c)	133,445	514,537			514,537
Net gain on sale = (a+b-c-d)	298,224	1,149,892	3,581	14,402	1,164,294

(*) The final value of the transaction was subject to post-closing adjustment of working capital, which was completed in September 2018, the LLC's working capital ascertained and received was US$ 37,589 equivalent to R$ 145,529. The sale of LLC generates a cumulative gain in the year of R$1,164,294 (see note 24).

The net investment, results and cash flows from the sale of the investment are summarized below:

4.a) Balance sheet

LLC
06/30/2018
ASSETS
Current Assets	418,014
Cash and cash equivalents	760
Trade Receivable	114,266
Inventory	299,373
Other current assets	3,615

Non-current assets	191,431
Other non-current assets	205
Property, plant and equipment	191,226
TOTAL ASSETS	609,445

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LIABILITIES
Current Liabilities	89,810
Borrowings and Financing	5,446
Social and Labor obligations	5,526
Trade payables	76,400
Tax payables	1,398
Other payables	1,040

Non-current liabilities	5,098
Borrowings and Financing	5,098

Shareholders' equity (disposal)	514,537

TOTAL LIABILITIES	609,445

4.b) Statement of Income

	06/30/2018	06/30/2017
Net Revenues	997,061	472,409
Cost from sale of goods and rendering of services	(888,850)	(388,322)
Gross profit	108,211	84,087
Selling expenses	(24,650)	(10,521)
General and administrative expenses	(15,649)	(9,531)
Other operating expenses, net	(844)	(358)
Profit before financial income (expenses)	67,068	63,677
Financial income (expenses), net	(2,641)	(428)
Profit (loss) before taxes	64,427	63,249
Income tax and Social Contribution	(1,730)	-
Profit (loss) for the period	62,697	63,249

4.c) Statement of Cash Flows

	06/30/2018	06/30/2017
Net cash provided by (used) by operating activities	149,691	(69,216)
Net cash provided by (used) by investing activities	(6,269)	(2,492)
Net cash provided by (used) by financing activities	(176,592)	(1,860)
Increase (decrease) in cash and cash equivalents for the period	(33,170)	(73,568)
Cash and equivalents at the beginning of the year	33,930	112,428
Cash and equivalents at the end of the year	760	38,860

Net cash receipts from the sale of subsidiary LLC

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06/30/2018
Net cash received from the sale of the asset	1,525,590
Cash and cash equivalents transferred on the sale of the assets	(760)
Working capital received	145,529
Net cash provided by the sale of assets	1,670,359

5.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Current
Cash and cash equivalents
Cash and banks	1,228,767	193,702	193,256	38,311

Short-term investments
In Brazil:
Government securities	12,227	12,100	570	150
Private securities	1,238,175	644,525	1,114,447	79,116
	1,250,402	656,625	1,115,017	79,266
Abroad:
Time deposits	516,071	2,561,245	93,951	275,927
Total short-term investments	1,766,473	3,217,870	1,208,968	355,193
Cash and cash equivalents	2,995,240	3,411,572	1,402,224	393,504

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF). The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

6.     FINANCIAL INVESTMENTS

			Consolidated	Parent Company
	Short term		Long term	Short term
	09/30/2018	12/31/2017	09/30/2018	09/30/2018	12/31/2017
CDB - Bank certificate of deposit (1)	891,214	716,218		891,214	716,218
Government securities (2)	11,189	19,494		521	243
Time Deposit (3)			8,018
	902,403	735,712	8,018	891,735	716,461

1.    Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

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2.    Investments in National Treasury Bills (LFT) managed by its exclusive funds.

3.    Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

7.     TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Trade receivables
Third parties
Domestic market	1,205,823	1,290,823	917,508	1,056,929
Foreign market	882,458	982,846	146,260	150,264
	2,088,281	2,273,669	1,063,768	1,207,193
Allowance for doubtful debts	(198,953)	(191,979)	(147,477)	(140,392)
	1,889,328	2,081,690	916,291	1,066,801
Related parties (note 19 a)	113,274	115,388	1,009,638	831,993
	2,002,602	2,197,078	1,925,929	1,898,794

Other receivables
Dividends receivable (note 19 a) (*)	82,225	41,528	42,017	1,044,242
Advances to employees	41,891	33,942	27,174	22,123
Other receivables	15,952	3,667	2,913	1,547
	140,068	79,137	72,104	1,067,912
	2,142,670	2,276,215	1,998,033	2,966,706

 (*) In 2018, the parent company received the amount of R$ 1,334,244 from the subsidiary CSN Mineração S.A., as dividends from prior years.

In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction totals R$17,783 as of September 30, 2018 (R$181,972 as of December 31, 2017).

The gross balance of receivables from third parties is comprised as follows:

	Consolidated			Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Current	1,424,193	1,391,839	576,671	530,774
Past-due up to 30 days	138,483	167,760	62,380	50,141
Past-due up to 180 days	74,986	142,346	35,082	114,230
Past-due over 180 days	450,619	571,724	389,635	512,048
	2,088,281	2,273,669	1,063,768	1,207,193

The movements in the Company’s allowance for doubtful debts are as follows:

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	Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Opening balance	(191,979)	(172,782)	(140,392)	(124,351)
Estimated losses	(13,555)	(36,697)	(9,430)	(29,270)
Recovery of receivables	6,581	17,500	2,345	13,229
Closing balance	(198,953)	(191,979)	(147,477)	(140,392)

8.     INVENTORIES

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Finished goods	1,314,209	1,308,802	990,459	856,707
Work in progress	1,117,581	1,135,589	904,576	981,204
Raw materials	1,176,166	1,050,588	944,540	699,671
Spare Parts	864,915	814,725	496,678	435,827
Iron ore	309,744	278,041	31,510	20,914
Advances to suppliers	138,111	12,514	20,691	8,997
(-) Provision for losses	(132,361)	(135,840)	(48,266)	(51,968)
	4,788,365	4,464,419	3,340,188	2,951,352

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Opening balance	(135,840)	(101,176)	(51,968)	(37,312)
Reversal / (losses) for slow-moving and obsolescence	3,479	(34,664)	3,702	(14,656)
Closing balance	(132,361)	(135,840)	(48,266)	(51,968)

9.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

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				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
Judicial deposits (note 17)			373,508	339,351			281,667	259,763
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	1,700,377	866,986	424,147	401,071	1,482,709	530,748	271,970	234,858
Prepaid expenses	68,771	50,078	36,598	30,741	39,937	16,860	19,903	11,345
Actuarial asset - related party (note 19 a)			90,690	111,281			79,697	95,898
Derivative financial instruments (note 14 I)	1,039
Securities held for trading (note 14 I)	6,572	2,952			6,384	2,764
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Other receivables (note 14 I)			6,905	20,024			1,252	5,364
Loans with related parties (note 19 a and 14 I)	2,616	2,441	693,126	554,694	17,930	26,701	578,833	444,091
Other receivables from related parties (note 19 a)	3,649	3,577	126,297	30,770	113,897	37,007	399,919	320,377
Monetary adjustment related to the Eletrobrás's compulsory loan (4)			755,151	755,151			755,151	755,151
Others	96,456	67,544	26,488	67,521			26,079	67,007
	1,879,480	993,578	2,750,781	2,528,475	1,660,857	614,080	2,487,843	2,267,226

1.    Refers to the excess of judicial deposit originated by the 2009 REFIS program (Tax Debt Refinancing Program). After the settlement of the program amount, the balance of one of the lawsuits was withdrawn by the Company with a court authorization.

2.    Refers mainly to taxes on revenue (PIS/COFINS) and state VAT (ICMS) recoverable and income tax and social contribution for offset.  Additionally, in September, principal and monetary adjustment  was recognized in the amount of R$ 725,038 (see further details in notes 24 and 25)

3.    Long-term iron ore inventories that will be used after the implementation of the processing plant, generating as final product the pellet feed, expected to start operating in the first half of 2020.

4.    This is a net amount, certain and due, arising from a favorable final decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The said final decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

10.   INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2018.

10.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

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								9/30/2018				12/31/2017	09/30/2017
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation in				% Direct equity interest	Participation in
					Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period		Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	1,125,069	2,818,890	(1,693,821)	(1,515,668)	100.00	5,242,890	5,421,043	(178,153)	(303,381)
CSN Islands XI Corp.		50,000		100.00	2,973,079	3,088,467.0	(115,388)	(72,884)	100.00	2,514,894	2,557,398	(42,504)	(46,032)
CSN Islands XII Corp.		1,540		100	2,518,095.0	4,009,353.0	(1,491,258.0)	(345,435)	100	2,166,682	3,312,505	(1,145,823)	(50,859)
CSN Minerals S.L.U.	(1)												154,274
CSN Export Europe, S.L.U.	(1)												(11,458)
CSN Metals S.L.U.	(1)												(19,128)
CSN Americas S.L.U.	(1)												134,055
CSN Steel S.L.U.		22,042,688		100.00	3,845,060	246,737	3,598,323	1,811,859	100.00	6,905,164	322,963	6,582,201	44,545
Sepetiba Tecon S.A.		254,015,052		99.99	485,384	172,610	312,774	13,529	99.99	459,647	160,402	299,245	19,905
Minérios Nacional S.A.		66,393,587		99.99	129,547	88,804	40,743	447	99.99	105,586	65,290	40,296	(9,626)
Fair Value - Minérios Nacional		-		-	-	-	2,123,507	-	-	-	-	2,123,507	-
Estanho de Rondônia S.A.		121,861,697		99.99	48,794	45,221	3,573	(1,399)	99.99	46,005	41,032	4,973	(8,079)
Companhia Metalúrgica Prada		445,921,292		99.99	671,410	538,319	133,091	(36,742)	99.99	655,748	485,915	169,833	(30,532)
CSN Mineração S.A.		158,419,480		87.52	12,951,407	4,068,320	8,883,087	545,406	87.52	14,273,290	5,620,137	8,653,153	617,692
CSN Energia S.A.		43,149		99.99	132,631	35,988	96,643	44,180	99.99	146,130	55,030	91,100	42,732
FTL - Ferrovia Transnordestina Logística S.A.		442,672,357		91.69	409,080	116,462	292,618	(21,410)	90.78	419,388	138,888	280,500	(66,241)
Companhia Florestal do Brasil		41,923,303		100	34,945.0	1,289.0	33,656.0	(101)	100	34,910	3,734	31,176	(3,379)
Nordeste Logística		99,999		99.99	83	55	28	3	99.99	80	55	25	(1)
CGPAR - Construção Pesada S.A.	(2)												723
Fair Value - CGPAR													(3,940)
					25,324,584	15,230,515	12,217,576	421,785		32,970,414	18,184,392	16,909,529	461,270
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	256,653	15,913	240,740	7,382	48.75	265,476	18,104	247,372	7,793
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,537,098	824,505	712,593	70,282	18.64	1,520,264	857,581	662,683	73,310
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	23,082	18,454	4,628	3,127	50.00	16,005	13,654	2,351	1,805
Transnordestina Logística S.A.		24,168,304		46.30	3,977,410	2,791,698	1,185,712	(16,470)	46.30	3,806,380	2,604,198	1,202,182	(19,347)
Fair Value alocated to TLSA due to control loss							271,116					271,116
					5,794,243	3,650,570	2,414,789	64,321		5,608,125	3,493,537	2,385,704	63,561
Associates
Arvedi Metalfer do Brasil		46,994,971		20.00	42,249	26,512	15,737	(3,754)	20.00	43,653	23,978	19,675	447
					42,249	26,512	15,737	(3,754)		43,653	23,978	19,675	447
Classified as fair value through profit or loss (note 14 I)
Usiminas							2,143,092					2,200,459
Panatlântica							27,547					21,974
							2,170,639					2,222,433
Other investments
Profits on subsidiaries' inventories							(86,924)	(14,452)				(72,473)	25,865
Others							63,540	(184)				63,537	(92)
							(23,384)	(14,636)				(8,936)	25,773
Total investments							16,795,357	467,716				21,528,405	551,051

Classification of investments in the balance sheet
Investments in assets							20,095,824					22,894,885
Investments with negative equity							(3,300,467)					(1,366,480)
							16,795,357					21,528,405

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017.

(2)     Company sold in July 2017, to the subsidiary CSN Mineração.

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

10.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

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		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Opening balance of investments	5,499,995	4,568,451	22,894,885	22,703,508
Opening balance of loss provisions			(1,366,480)	(1,019,299)
Capital increase		20,579	36,214	80,686
Dividends (1)	(41,675)	(79,189)	(5,265,606)	(2,059,972)
Comprehensive income (2)	(1,559,590)	850,640	(1,483,828)	1,021,099
Equity in results of affiliated companies (3)	123,245	147,800	467,716	901,836
Receipt arising from the sale of Usiminas’ shares	(39,377)		(39,377)
Update shares of fair value through profit or loss (Note 14 II)	1,547,265		1,547,265
Write-off of the investment – disposal of CGPAR				(14,055)
Surplus value of the assets – CGPAR				(50,009)
Capital Transactions - Business combination CGPAR				(35,389)
Amortization of fair value - investiment MRS	(8,810)	(11,746)
Others	32	3,460	4,568
Closing balance of investments	5,521,085	5,499,995	20,095,824	22,894,885
Balance of provision for investments with negative equity			(3,300,467)	(1,366,480)
Total	5,521,085	5,499,995	16,795,357	21,528,405

1.    In 2018, refers to the allocation of dividends of subsidiaries CSN Energia, Itá Energética, CSN Mineração, MRS Logística. In 2018, CSN Steel assigned and paid the amount of R$ 4,871,608.

2.    Refers to the mark-to-market of investments classified fair value through profit or loss, translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.    The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	09/30/2018	09/30/2017
Equity in results of affiliated companies
MRS Logística S.A.	140,528	146,583
CBSI - Companhia Brasileira de Serviços de Infraestrutura	3,127	1,805
Transnordestina	(16,470)	(19,347)
Arvedi Metalfer do Brasil	(3,754)	447
Others	(186)	(92)
	123,245	129,396
Eliminations
To cost of sales	(31,797)	(33,463)
To taxes	10,811	11,377
Others
Amortization of fair value - Investment in MRS	(8,810)	(8,810)
Others	2,561
Equity in results of affiliated companies adjusted	96,010	98,500

10.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

				9/30/2018			12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	495,708	1,472	18,160	21,692	484,978	101	5,763	16,231
Advances to suppliers	18,569	53	2,925	63	14,911	37		22
Other current assets	600,707	39,579	62,604	15,568	685,311	28,475	49,494	16,447
Total current assets	1,114,984	41,104	83,689	37,323	1,185,200	28,613	55,257	32,700
Non-current assets
Other non-current assets	732,889	1,282	226,401	26,288	693,434	974	238,004	27,459
Investments, PP&E and intangible assets	6,398,628	3,776	8,280,447	462,855	6,277,550	2,423	7,927,881	484,406
Total non-current assets	7,131,517	5,058	8,506,848	489,143	6,970,984	3,397	8,165,885	511,865
Total Assets	8,246,501	46,162	8,590,537	526,466	8,156,184	32,010	8,221,142	544,565

Current liabilities
Borrowings and financing	447,775	168	146,645		668,947	1,411	52,691
Other current liabilities	1,328,939	36,094	117,405	17,731	1,272,365	25,898	113,739	33,666
Total current liabilities	1,776,714	36,262	264,050	17,731	1,941,312	27,309	166,430	33,666
Non-current liabilities
Borrowings and financing	2,088,588	644	5,668,647		2,084,422		5,457,768
Other non-current liabilities	558,154		96,902	14,910	575,170		434	3,471
Total non-current liabilities	2,646,742	644	5,765,549	14,910	2,659,592		5,458,202	3,471
Shareholders’ equity	3,823,045	9,256	2,560,938	493,825	3,555,280	4,701	2,596,510	507,428
Total liabilities and shareholders’ equity	8,246,501	46,162	8,590,537	526,466	8,156,184	32,010	8,221,142	544,565

				01/01/2018 a 09/30/2018				01/01/2017 a 09/30/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	2,733,791	118,260		123,731	2,588,815	102,977	25	124,778
Cost of sales and services	(1,828,773)	(102,120)		(55,450)	(1,695,291)	(90,550)		(57,498)
Gross profit	905,018	16,140		68,281	893,524	12,427	25	67,280
Operating (expenses) income	(206,610)	(7,496)	(14,873)	(44,998)	(145,206)	(6,161)	(31,704)	(43,459)
Finance income (costs), net	(126,021)	(56)	(20,699)	(369)	(147,755)	(817)	(10,106)	372
Income before income tax and social contribution	572,387	8,588	(35,572)	22,914	600,563	5,449	(41,785)	24,193
Current and deferred income tax and social contribution	(195,328)	(2,334)		(7,773)	(207,257)	(1,838)		(8,208)
(Loss) profit for the year, net	377,059	6,254	(35,572)	15,141	393,306	3,611	(41,785)	15,985

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•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2017 remain valid and there is no trigger to justify records of impairment in the first quarter.

11.   PROPERTY, PLANT AND EQUIPMENT

The information on property, plant and equipment has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2017.

						Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Effect of foreign exchange differences	11,261	19,114	112,060	782	6,229	4,303	153,749
Acquisitions	55	421	94,272	923	717,983	7,104	820,758
Capitalized interest (notes 25 and 28)					52,808		52,808
Write-off and estimated losses, net of reversal (note 24)		(9,606)	(16,697)	(1)	(3,079)		(29,383)
Depreciation (note 23)		(103,097)	(787,343)	(4,088)		(17,751)	(912,279)
Transfers to other categories of assets		48,617	138,807	293	(180,266)	(7,451)
Sale of LLC	(238)	(16,950)	(145,958)	(181)	(6,070)	(21,829)	(191,226)
Transfer to intangible assets					(758)	(12)	(770)
Others					10,441	8	10,449
Balance at September 30, 2018	290,818	2,735,446	11,381,061	30,831	3,073,223	357,566	17,868,945
Cost	290,818	3,854,372	21,863,825	168,032	3,073,223	617,321	29,867,591
Accumulated depreciation		(1,118,926)	(10,482,764)	(137,201)		(259,755)	(11,998,646)
Balance at September 30, 2018	290,818	2,735,446	11,381,061	30,831	3,073,223	357,566	17,868,945

						Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Cost	94,485	1,334,093	13,159,644	96,609	906,851	118,888	15,710,570
Accumulated depreciation		(242,790)	(5,784,139)	(82,779)		(98,451)	(6,208,159)
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Acquisitions	55	5	33,016	186	319,300	3,248	355,810
Capitalized interest (notes 25 and 28)					11,923		11,923
Write-off and estimated losses, net of reversal (note 24)		(9,527)	(3,674)				(13,201)
Depreciation (note 23)		(25,876)	(403,572)	(1,890)		(3,945)	(435,283)
Transfers to other categories of assets			22,176		(22,198)	22
Others					8,670		8,670
Balance at September 30, 2018	94,540	1,055,905	7,023,451	12,126	1,224,546	19,762	9,430,330
Cost	94,540	1,323,764	13,210,514	96,801	1,224,546	122,115	16,072,280
Accumulated depreciation		(267,859)	(6,187,063)	(84,675)		(102,353)	(6,641,950)
Balance at September 30, 2018	94,540	1,055,905	7,023,451	12,126	1,224,546	19,762	9,430,330

 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

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The assumptions used for the impairment test in December 2017 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		09/30/2018	12/31/2017
Logistics
	Current investments for maintenance of current operations.				104,138	106,956
					104,138	106,956
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	778,756	750,999
	Expansion of TECAR export capacity.	2009	2022	(2)	283,831	275,811
	Current investments for maintenance of current operations.				629,956	408,522
					1,692,543	1,435,332
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2019		102,745	99,483
	Current investments for maintenance of current operations.			(3)	524,926	228,029
					627,671	327,512
Cement
	Construction of cement plants.	2011	2020	(4)	574,589	554,865
	Current investments for maintenance of current operations.				74,282	51,270
					648,871	606,135
Construction in progress					3,073,223	2,475,935

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to renovation of coke ovens batteries and reuse of carbo-chemical cooling water;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Buildings	38	39	41	41
Machinery, equipment and facilities	22	21	24	24
Furniture and fixtures	11	12	12	12
Others	15	17	13	12

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12.   INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751	126,279	126,279
Accumulated amortization	(133,973)	(212,193)	(93,977)		(13,232)		(453,375)	(66,969)	(66,969)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Effect of translation adjustment		48,908	194	23,155		76	72,333
Acquisitions and expenditures			631				631
Transfer of property, plant and equipment			770				770
Amortization (note 23)		(34,552)	(12,831)		(2,389)		(49,772)	(7,734)	(7,734)
Balance at September 30, 2018	3,590,931	315,231	61,949	157,292	3,170,080	525	7,296,008	51,576	51,576
Cost	3,834,234	601,391	185,568	157,292	3,185,701	525	7,964,711	125,768	125,768
Accumulated amortization	(133,973)	(286,160)	(123,619)		(15,621)		(559,373)	(74,192)	(74,192)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at September 30, 2018	3,590,931	315,231	61,949	157,292	3,170,080	525	7,296,008	51,576	51,576

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Software	7	8	9	9
Customer relationships	13	13

The assumptions used for the impairment test in December 2017 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

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13.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated						Parent Company
	Rates p.a. (%)		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
			9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
FOREIGN CURRENCY
Prepayment	1% to 3,5%		3,716	2,174	592,577	489,584	3,716	2,174	592,577	489,584
Prepayment	3,51% to 8%		1,912,536	788,989	3,096,683	3,607,925	1,912,535	788,989	3,096,683	3,607,925
Prepayment Intercompany	3,51% to 8%						1,393,020	72,019	4,406,365	4,856,104
Perpetual bonds	7%		5,450	4,503	4,003,900	3,308,000
Bonds	4,14% to 6,88%	(1)	1,957,186	139,184	4,896,574	5,612,342
Bonds Intercompany	4,14% to 9,13%						10,155	27,450	372,363	3,436,385
Intercompany	Libor 6M to 3%						1,761,689	1,113,411		1,620,921
ACE	3.14%		549,165	379,822			549,165	379,822
Others	1,2% to 8%		182,992	251,630	111,708	197,130
			4,611,045	1,566,302	12,701,442	13,214,981	5,630,280	2,383,865	8,467,988	14,010,919
LOCAL CURRENCY
BNDES/FINAME	1,3% to 8% + TJLP		75,121	71,121	910,657	960,872	52,312	43,235	885,048	918,466
Debentures	110,8% to 113,7% CDI		507,878	523,252	269,336	770,767	507,878	523,252	269,336	770,767
Prepayment	129,80% CDI and fixed of 8%	(2)	367,981	1,789,737	3,910,918	3,378,333	300,744	1,048,204	2,523,403	2,093,333
CCB	126,8% CDI and Fixed of 9,12% to 11,17%	(3)	876,943	2,601,352	5,963,396	4,693,000	874,429	2,601,352	5,957,024	4,693,000
			1,827,923	4,985,462	11,054,307	9,802,972	1,735,363	4,216,043	9,634,811	8,475,566
Total Borrowings and Financing (note 14 I)			6,438,968	6,551,764	23,755,749	23,017,953	7,365,643	6,599,908	18,102,799	22,486,485
Transaction Costs and Issue Premiums			(29,279)	(24,862)	(89,368)	(34,011)	(22,810)	(21,737)	(68,799)	(31,639)
Total Borrowings and Financing + Transaction Costs			6,409,689	6,526,902	23,666,381	22,983,942	7,342,833	6,578,171	18,034,000	22,454,846

(1)     In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources SA, in the amount of US$ 350 million, with maturity in 2023 and interest of 7.625% per annum. In parallel, a tender offer ("Tender Offer") of the Notes issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 350 million in bonds with maturity in 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(2)     In February 2018, the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil SA ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, moving the maturities from 2018 to 2022 to maturity until December 2024, with a guarantee of part of the shares of Usiminas, owned by the Company.

(3)     In August 2018, the Company concluded the negociations to reprofile its debts of R$ 6.8 billion with Caixa Econômica Federal, referring to the Bank Credit Note, rescheduling the maturities throughout 2018 to 2023 to maturity up to 2024, with guarantee of shares of Usiminas shares owned by the Company.

13.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

In September 2018, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

						Consolidated
	Prepayment	Bonds	Perpetual bonds	CCB	Others	Total
2019	813,270			248,185	18,596	1,080,051	5%
2020	2,044,198	3,495,209		700,959	295,059	6,535,425	28%
2021	1,444,598			1,456,859	175,337	3,076,794	13%
2022	1,452,900			1,450,000	94,700	2,997,600	13%
2023	1,216,856	1,401,365		1,449,116	56,863	4,124,200	17%
After 2023	628,356			658,277	651,146	1,937,779	8%
Perpetual bonds			4,003,900			4,003,900	17%
	7,600,178	4,896,574	4,003,900	5,963,396	1,291,701	23,755,749	100%

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					Parent Company
	Prepayment	Bonds	CCB	Others	Total
2019	795,585		247,394	13,775	1,056,754	6%
2020	2,964,212		697,757	171,767	3,833,736	21%
2021	1,987,891		1,454,480	171,103	3,613,474	20%
2022	2,026,174		1,450,000	91,767	3,567,941	20%
2023	822,436		1,449,116	55,100	2,326,652	13%
After 2023	2,022,730	372,363	658,277	650,872	3,704,242	20%
	10,619,028	372,363	5,957,024	1,154,384	18,102,799	100%

13.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated	Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Opening balance	29,510,844	30,441,018	29,033,017	30,248,775
Raised	2,013,443	538,771	532,214	371,000
Payment of principal	(4,142,506)	(1,528,023)	(5,320,274)	(1,652,283)
Payment of charges	(1,707,468)	(2,634,931)	(1,261,483)	(2,278,089)
Provision of charges	1,504,742	2,438,555	1,166,095	2,136,425
Disposal of LLC	(10,544)
Others (1)	2,907,559	255,454	1,227,264	207,189
Closing balance	30,076,070	29,510,844	25,376,833	29,033,017

1. Includes unrealized exchange and monetary variations.

In September 2018, the Group raised and paid borrowings as shown below:

•         Raised

				Consolidated
Transaction	Financial Institution	Date	Amount	Maturity
Fixed Rate Notes	BAYER LB/JB Morgan	January/18, March/18 and August/18	323,570	March/18, June/18 and March/19
Bonds	BONY	February/18	1,148,735	February/23
Advance on Exchange Contracts (ACC)	Banco do Brasil	April /18 and August/18	530,468	October/18 and february/19
Bank Credit Note (*)	Bank Fids/John Deere	August/18 and September/18	10,670	August/21 and september/21
Total			2,013,443

(*) Loan for acquisition of property, plant and equipment, the amount in Consolidated is R$10,670 and in the Parent Company R$1,746.

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•        Paid

		Consolidated
Transaction	Principal	Charges
Bonds	1,132,785	602,235
Fixed Rate Notes	525,418	11,952
Debentures	499,616	74,895
Bank Credit Note	400,092	453,351
Export Credit Note	813,865	348,207
Pre - Export Payment	347,430	159,856
BNDES/FINAME	49,496	54,404
Advance on exchange contracts (ACC)	373,804	2,568
Total	4,142,506	1,707,468

•       Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements, under penalty of early maturity. Until now, the Company has complied with all financial and non-financial obligations (covenants) of its current contracts.

In September of 2018, the Company has provisioned R$32,230 in the Consolidated (R$30,843 as of December 31, 2017) and R$9,631 in the Parent Company (R$13,413 as of December 31, 2017) for commission on assumption of risks.

13.c) Guarantees

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The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,462,052	2,541,347	26,558	22,214	8,209	3,866	2,496,819	2,567,427

FTL - Ferrovia Transnordestina	R$	11/15/2020	67,896	69,405					67,896	69,405

Sepetiba Tecon	R$	Indefinite						36,308		36,308

Cia Metalurgica Prada	R$	Indefinite			333	333	11,942	18,540	12,275	18,873

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	12/22/2022	1,502,163	2,000,000					1,502,163	2,000,000

Estanho de Rondônia	R$	07/15/2022	3,153	3,153					3,153	3,153

Minérios Nacional S.A.	R$	07/16/2021 and 09/10/2021	7,173						7,173

Total in R$			4,042,437	4,613,905	29,720	25,376	20,151	58,714	4,092,308	4,697,995

CSN Islands XI	US$	09/21/2019	547,094	750,000					547,094	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,402,906	1,200,000					1,402,906	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	75,000	25,000					75,000	25,000

Total in EUR			195,000	145,000					195,000	145,000
Total in R$			12,719,133	10,334,149					12,719,133	10,334,149
			16,761,570	14,948,054	29,720	25,376	20,151	58,714	16,811,441	15,032,144

14.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of less than three months. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

•           Classification of financial instruments

With the implementation of pronouncements CPC 48/ IFRS9, the classification of financial instruments: held to maturity, loans and receivables and available for sale were replaced by three categories of classification and measurement of financial instruments: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR).

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	Consolidated			Parent Company
	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017
Assets
Current
Cash and cash equivalents	Loans and Receivables	Amortized cost	3,411,572	Loans and Receivables	Amortized cost	393,504
Financial investments	Loans and Receivables	Amortized cost	735,712	Loans and Receivables	Amortized cost	716,461
Accounts receivables, net	Loans and Receivables	Amortized cost	2,197,078	Loans and Receivables	Amortized cost	1,898,794
Loans with related parties	Loans and Receivables	Amortized cost	2,441	Loans and Receivables	Amortized cost	26,701
Derivative financial instruments	VJR	VJR		VJR	VJR
Trading securities	VJR	VJR	2,952	VJR	VJR	2,764
Dividends receivable	Amortized cost	Amortized cost	41,528	Amortized cost	Amortized cost	1,044,242

Non-current
Loans with related parties	Loans and Receivables	Amortized cost	554,694	Loans and Receivables	Amortized cost	444,091
Other trade receivables	Loans and Receivables	Amortized cost	20,024	Loans and Receivables	Amortized cost	5,364
Investments	Available for sale	VJR	2,222,479	Available for sale	VJR	2,222,434

Liabilities
Current
Borrowings and financing	Amortized cost	Amortized cost	6,551,764	Amortized cost	Amortized cost	6,599,908
Derivative financial instruments	VJR	VJR		VJR	VJR
Trade payables	Amortized cost	Amortized cost	2,460,774	Amortized cost	Amortized cost	1,787,392
Dividends and interest on capital	Amortized cost	Amortized cost	510,692	Amortized cost	Amortized cost	2,345

Non-current
Borrowings and financing	Amortized cost	Amortized cost	23,017,953	Amortized cost	Amortized cost	22,486,485

	Consolidated
Consolidated		9/30/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost method	Balances	Fair value through profit or loss	Measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	5		2,995,240	2,995,240		3,411,572	3,411,572
Short-term investments	6		902,403	902,403		735,712	735,712
Trade receivables	7		2,002,602	2,002,602		2,197,078	2,197,078
Dividends receivable	7		82,225	82,225		41,528	41,528
Derivative financial instruments	9	1,039		1,039
Trading securities	9	6,572		6,572	2,952		2,952
Loans - related parties	8		2,616	2,616		2,441	2,441
Total		7,611	5,985,086	5,992,697	2,952	6,388,331	6,391,283

Non-current
Long-term Investments	6		8,018	8,018
Other trade receivables	9		6,905	6,905		20,024	20,024
Investments	10	2,170,639		2,170,639	2,222,433		2,222,433
Loans - related parties	9		693,126	693,126		554,694	554,694
Total		2,170,639	708,049	2,878,688	2,222,433	574,718	2,797,151

Total Assets		2,178,250	6,693,135	8,871,385	2,225,385	6,963,049	9,188,434

Liabilities
Current
Borrowings and financing	13		6,438,968	6,438,968		6,551,764	6,551,764
Trade payables			2,933,989	2,933,989		2,460,774	2,460,774
Dividends and interest on capital	15		2,209	2,209		510,692	510,692
Total			9,375,166	9,375,166		9,523,230	9,523,230

Non-current
Borrowings and financing	13		23,755,749	23,755,749		23,017,953	23,017,953
Total			23,755,749	23,755,749		23,017,953	23,017,953

Total Liabilities			33,130,915	33,130,915		32,541,183	32,541,183

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Parent Company		9/30/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost method	Balances	Fair value through profit or loss	Measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	5		1,402,224	1,402,224		393,504	393,504
Short-term investments	6		891,735	891,735		716,461	716,461
Trade receivables	7		1,925,929	1,925,929		1,898,794	1,898,794
Dividends receivable	7		42,017	42,017		1,044,242	1,044,242
Trading securities	9	6,384		6,384	2,764		2,764
Loans - related parties	9		17,930	17,930		26,701	26,701
Total		6,384	4,279,835	4,286,219	2,764	4,079,702	4,082,466

Non-current
Other trade receivables	9		1,252	1,252		5,364	5,364
Loans - related parties	9		578,833	578,833		444,091	444,091
Investments	10	2,170,639		2,170,639	2,222,433		2,222,433
Total		2,170,639	580,085	2,750,724	2,222,433	449,455	2,671,888

Total Assets		2,177,023	4,859,920	7,036,943	2,225,197	4,529,157	6,754,354

Liabilities
Current
Borrowings and financing	13		7,365,643	7,365,643		6,599,908	6,599,908
Trade payables			2,289,181	2,289,181		1,787,392	1,787,392
Dividends and interest on capital	15		2,209	2,209		2,345	2,345
Total			9,657,033	9,657,033		8,389,645	8,389,645

Non-current
Borrowings and financing	13		18,102,799	18,102,799		22,486,485	22,486,485
Total			18,102,799	18,102,799		22,486,485	22,486,485

Total Liabilities			27,759,832	27,759,832		30,876,130	30,876,130

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated		09/30/2018			12/31/2017
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		1,039	1,039
Trading securities	6,572		6,572	2,952		2,952
Non-current
Available-for-sale financial assets
Investments	2,170,639		2,170,639	2,222,433		2,222,433
Total Assets	2,177,211	1,039	2,178,250	2,225,385		2,225,385

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

During the application of IAS 39/CPC 38 until December 2017, the Company has investments in equity instruments, measured at fair value through other comprehensive income, because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss).

Gains and losses arising from the variation of the share price, were recorded directly in shareholders' equity under the account "Other comprehensive income" and for each significant decrease in market value an impairment loss was recognized in income.

With the implementation of the pronouncements IFRS 9 / CPC 48 as from January 1, 2018, the equity instruments classified as held-to-maturity should be classified as fair value through profit or loss (VJR). In this way, the Company reclassified the investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), from fair value through other comprehensive income (VJORA) to fair value through profit or loss. In relation to Panatlântica shares (PATI3), currently classified as (VJORA), the Company based on its current business model, whose objective is to maintain this financial asset to obtain contractual cash flows, but adopts the option to reclassify it to VJR, recognizing changes in fair value in profit or loss.

Accordingly, the credit balance accumulated in December 2017 in other comprehensive income of R$1,559,682 was reclassified to the statement of income from the effective date of the new standard. With the new classification, changes in fair value are recorded in the statement of income, whose movement occurred until September 30, 2018 generated a loss of R$ 12,417 and a cumulated gain of R$ 1,547,265. (See opening below and note 24).

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Class of shares	9/30/2018			Sales of Shares			12/31/2017
	Quantity	Share price	Closing Balance	Quantity	Share price	Cash Received	Quantity	Share price	Closing Balance	Fair value adjustment recognized in profit or loss	Amount reclassified from other comprehensive income to the income of the year
USIM3	107,156,651	11.37	1,218,371				107,156,651	10.83	1,160,506	57,865	694,685
USIM5	111,144,456	8.32	924,722	3,136,100	12.56	39,377	114,280,556	9.10	1,039,953	(75,854)	865,266
PATI3	1,997,642	13.79	27,546				1,997,642	11.00	21,974	5,572	(269)
	220,298,749		2,170,639	3,136,100		39,377	223,434,849		2,222,433	(12,417)	1,559,682
											1,547,265

As of September 30, 2018 and December 31, 2017, the Company's interest in USIMINAS comprised 15.19%  in common shares and 20.29% (20.86% as of December 31,2017) in preferred shares.

In February 2018, 3,136,100 preferred shares (USIM5) were sold, totaling R$39,377 through the exclusive fund "VR1 - Multimarket Private Investment Fund".

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss and other comprehensive income that have their prices based on the market price on the stock exchange (B3).

III -           Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

14.a) Foreign exchange rate and interest rate risks:

•           Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of September 30, 2018 is as follows:

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		09/30/2018
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	316,370	2,845
Trade receivables	358,523	1,274
Other assets	6,052	4,892
Total Assets	680,945	9,011
Borrowings and financing	(4,250,304)	(48,315)
Trade payables	(160,422)	(7,682)
Other liabilities	(4,484)	(988)
Total Liabilities	(4,415,210)	(56,985)
Foreign exchange exposure	(3,734,265)	(47,974)
Cash flow hedge accounting	2,301,712
Net Investment hedge accounting		48,000
Net foreign exchange exposure	(1,432,553)	26
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(432,553)	26

CSN is currently in process of redefining its currency hedge strategy. The Company began to focus its hedging strategy to preserve its cash flow capturing the existing natural relationships and the use of derivative instruments to hedge CSN’s future cash flows.

•           Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 14b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

14.b) Hedging instruments: Derivatives and cash flows hedge accounting and foreign investment hedge accounting

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•           Portfolio of derivative financial instruments

Swap cambial Dollar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

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							Consolidated
							09/30/2018
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2018
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	01/15/2019	Dollar	16,600	66,746	(65,707)	1,039	667
Total dollar-to-euro swap			16,600	66,746	(65,707)	1,039	667

•       Classification of the derivatives in the balance sheet and statement of income

			09/30/2018	09/30/2017
Instruments	Assets		Finance income (expenses), net (Note 25)
	Current	Total
Dollar to euro swap	1,039	1,039	667	(229)
Future DI				28,503
	1,039	1,039	667	28,274

•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar impact on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of September 30, 2018, US$2.3 billion in exports to be carried out from July 2018 until February 2023 are designated.

In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts actually exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of September 30, 2018:

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Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(183,334)	86,050	(493,904)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(155,000)	36,766	(28,881)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	-	-	(132,580)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	-	-	(49,356)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	-	-	(71,890)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.285	30,000	(6,000)	5,102	(17,254)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(20,000)	16,198	(54,280)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(5,000)	3,898	(12,964)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(14,000)	10,914	(36,299)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(6,000)	4,677	(15,557)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(6,000)	4,523	(14,938)
08/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.394	355,000	(11,999)	6,179	(209,196)
04/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(36,000)	22,476	(786,460)
Total						2,745,045	(443,333)	196,783	(1,923,559)

(*) The effect on profit or loss was recognized in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of September 30, 2018 is as follows:

	12/31/2017	Movement	Realization	09/30/2018
Cash flow hedge accounting	395,524	1,724,818	(196,783)	1,923,559
Fair value of cash flow hedge accounting, net of taxes	395,524	1,724,818	(196,783)	1,923,559

As of September 30, 2018, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the finance income and costs line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholder’s equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of September 30, 2018 are as follows:

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						09/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(72,000)	14,285
Total					120,000	(72,000)	14,285

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of September 30, 2018 is as follows:

	12/31/2017	Movement	09/30/2018
Net Investment hedge accounting	(17,911)	32,196	14,285
Fair value of net investment hedge in foreign operations	(17,911)	32,196	14,285

As of September 30, 2018, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

14.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of September 30, 2018.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				09/30/2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.0039	3.7391	5.0049	6.0059
EUR	4.6545	4.2936	5.8181	6.9818
USD x EUR	1.1576	1.1435	1.4470	1.7364

			09/30/2018
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.39%	7.99%	9.59%
TJLP	6.56%	8.20%	9.84%
Libor	2.60%	3.25%	3.90%

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The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					09/30/2018
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,301,712	Dollar	(609,493)	2,303,956	4,607,912

Currency position	(3,734,265)	Dollar	988,833	(3,737,906)	(7,475,812)
(not including exchange derivatives above)

Consolidated exchange position	(1,432,553)	Dollar	379,340	(1,433,950)	(2,867,900)
(including exchange derivatives above)

Net Investment hedge accounting	48,000	Euro	(17,323)	55,854	111,708

Currency position	(47,974)	Euro	17,314	(55,824)	(111,648)

Consolidated exchange position	26	Euro	(9)	30	60
(including exchange derivatives above)

Dollar-to-euro swap	16,600	Dollar	(1,862)	12,310	21,210

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – appreciation of Real by 6,61% / Real x Euro – appreciation of Real by 7.75%. Euro x Dollar – appreciation of Euro by 3.25%. Source: quotations from Central Bank of Brazil and European Central Bank on 10/09/2018.

•       Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of September 30, 2018.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	6.56		(966,408)	(2,500)	(15,849)	(31,698)
Libor	2.60		(5,502,693)	(102,819)	(35,821)	(71,642)
CDI	6.39	1,238,176	(11,838,496)	(48,947)	(169,340)	(338,680)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of September 30, 2018 recognized in the company's assets and liabilities.

14.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 13.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

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				Consolidated
At September 30, 2018	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	6,438,968	7,615,476	10,198,594	5,941,679	30,194,717
Trade payables	2,933,989				2,933,989
Dividends and interest on capital	2,209				2,209

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		09/30/2018		12/31/2017
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	4,009,350	2,779,670	3,312,503	2,602,090
Bonds	6,853,760	7,345,854	5,751,526	6,207,946

 (*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

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Thousands of reais	09/30/2018	12/31/2017
Shareholder's equity (equity)	8,747,258	8,288,229
Borrowings and Financing (Third-party capital)	30,076,070	29,510,844
Gross Debit/Shareholder's equity	3.44	3.56

15.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
Payables to related parties (note 19 a)	50,602	57,008	93,395		357,458	295,094	28,133	49,254
Dividends and interest on capital payable (note 14 I)	2,209	510,692			2,209	2,345
Advances from customers	132,751	68,521			72,890	50,391
Taxes in installments	20,720	21,551	75,510	79,242	9,751	9,420	2,498	1,421
Profit sharing - employees	120,674	42,699			73,546	26,759
Ocean freight and insurance on export of iron ore	68,197	17,894
Provision for freight	25,928	63,805			14,334	12,578
Provision for industrial restructuring	599	1,350
Taxes payable			8,582	8,410			7,095	6,924
Other provisions	218,161	152,205			74,180	95,729
Third party materials in our possession	232	231
Other payables	115,844	123,945	51,676	41,671	17,165	23,245
	755,917	1,059,901	229,163	129,323	621,533	515,561	37,726	57,599

16.   INCOME TAX AND SOCIAL CONTRIBUTION

16.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Income tax and social contribution income (expense)
Current	(441,145)	(277,719)	(127,631)	(90,905)
Deferred	279,896	(132,171)	(110,329)	(37,309)
	(161,249)	(409,890)	(237,960)	(128,214)

				Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Income tax and social contribution income (expense)
Deferred	226,895	6,653	(88,734)	5,732
	226,895	6,653	(88,734)	5,732

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

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		Consolidated		Consolidated
	Nine months ended		Three months ended
	9/30/2018	09/30/2017	9/30/2018	09/30/2017

Profit before income tax and social contribution	3,589,595	143,733	990,124	384,398
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,220,462)	(48,869)	(336,642)	(130,695)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	35,639	37,826	15,906	13,919
Profit with differentiated rates or untaxed	(83,917)	(44,025)	(495,666)	(76,006)
Transfer pricing adjustment	(7,141)	(10,652)	(1,757)	(3,074)
Tax loss carryforwards without recognizing deferred taxes	(17,449)	(535,589)	(3,183)	(151,909)
Indebtdness limit	(31,502)	(29,209)	(12,439)	(12,780)
Unrecorded deferred taxes on temporary differences	(2,360)	1,293	1,659	(1,745)
Deferred taxes on temporary differences	653,193	532,403	653,193	222,067
(Losses)/Reversal for deferred income and social contribution tax credits	552,675	(327,319)	(14,711)	23,800
Deferred taxes on foreign profit	(792)		(205)
Tax incentives	7,164	4,977	(4,853)	1,267
Deferred taxes on exchange variation in equity	(43,667)		(43,667)
Other permanent deductions (additions)	(2,630)	9,274	4,405	(13,058)
Income tax and social contribution in profit for the period	(161,249)	(409,890)	(237,960)	(128,214)
Effective tax rate	4%	285%	24%	33%

				Parent Company
	Nine months ended		Three months ended
	9/30/2018	09/30/2017	9/30/2018	09/30/2017
(Loss)/Profit before income tax and social contribution	3,126,953	(353,951)	810,269	220,734
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,063,164)	120,343	(275,491)	(75,050)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	159,023	188,697	(393,617)	5,015
Indebtdness limit	(31,502)	(29,209)	(12,439)	(12,780)
Tax loss carryforwards without recognizing deferred taxes		(493,669)		(144,214)
Deferred taxes on temporary differences	653,193	532,403	653,193	222,067
(Provision) / Reversal for deferred income and social contribution tax credits	552,676	(327,319)	(14,712)	23,800
Deferred taxes on exchange variation in equity	(43,667)		(43,667)
Other permanent deductions (additions)	336	15,407	(2,001)	(13,106)
Income tax and social contribution in profit for the period	226,895	6,653	(88,734)	5,732
Effective tax rate	-7.26%	1.88%	10.95%	-2.60%

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

16.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

				Consolidated
	Opening balance	Movement			Closing balance
	12/31/2017	Shareholders' Equity	P&L	Others	09/30/2018

Deferred
Income tax losses	1,137,234		(10,798)	(617)	1,125,819
Social contribution tax losses	406,884		(624)	(223)	406,037
Temporary diferences	(2,654,558)	9,662	291,318	831	(2,352,747)
Provision for tax. social security, labor, civil and environmental risks	269,899		(9,902)	3,184	263,181
Provision for environmental liabilities	86,851		(23,316)		63,535
Asset impairment losses	88,433		(4,401)		84,032
Inventory impairment losses	45,814		(4,450)		41,364
(Gains)/losses on financial instruments	(912)		(3,116)		(4,028)
(Gains)/losses on available-for-sale financial assets	417,659	530,292	(547,949)		400,002
Actuarial liability (pension and healthcare plan)	273,058		(104)		272,954
Accrued supplies and services	67,716		19,938		87,654
Allowance for doubtful debts	47,216		2,338		49,554
Goodwill on merger	608		(608)		-
Unrealized exchange variation (1)	1,511,152		(382,151)		1,129,001
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	134,479	519,532			654,011
Acquisition at fair value of SWT and CBL	(193,311)	(24,541)	20,603		(197,249)
Deferred taxes not computed	(212,236)		(19,809)	(2,345)	(234,390)
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(4,130,928)	(1,049,824)	1,328,593		(3,852,159)
Business Combination	(1,040,536)		7,198		(1,033,338)
Others	72,660	34,203	(91,546)	(8)	15,309
Total	(1,110,440)	9,662	279,896	(9)	(820,891)

Total Deferred Assets	63,119				73,207
Total Deferred Liabilities	(1,173,559)				(894,098)
Total Deferred	(1,110,440)				(820,891)

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	Parent Company
	Opening balance	Movement		Closing balance
	12/31/2017	Shareholders' Equity	P&L	09/30/2018

Deferred tax assets
Income tax losses	1,033,661		(23,034)	1,010,627
Social contribution tax losses	369,549		(5,017)	364,532
Temporary diferences	(1,973,769)	43,667	254,946	(1,675,156)
Provision for tax. social security, labor, civil and environmental risks	215,128		(6,187)	208,941
Provision for environmental liabilities	84,317		(23,374)	60,943
Asset impairment losses	56,505		3,579	60,084
Inventory impairment losses	17,669		(1,259)	16,410
(Gains)/losses in financial instruments	(912)		(3,116)	(4,028)
(Gains)/losses on available-for-sale financial assets	417,659	530,292	(547,949)	400,002
Actuarial liability (pension and healthcare plan)	276,792			276,792
Accrued supplies and services	55,722		20,650	76,372
Allowance for doubtful debts	33,168		2,409	35,577
Unrealized exchange variation (1)	1,593,587		(482,831)	1,110,756
Gain upon loss of control in Transnorderstina	(92,180)			(92,180)
Cash flow hedge accounting	134,479	519,532		654,011
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(4,130,928)	(1,049,824)	1,328,593	(3,852,159)
Business Combination	(699,383)			(699,383)
Deferred income tax and social contribution on Business Combination of CGPAR	(22,609)			(22,609)
Other	87,217	43,667	(35,569)	95,315
Total	(570,559)	43,667	226,895	(299,997)

Deferred tax liabilities	(570,559)			(299,997)
Total Deferred	(570,559)			(299,997)

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

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In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2013 and 2018, these foreign subsidiaries generated profits amounting to R$963,209. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$327,491.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

16.c) Impairment test - Deferred taxes

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the realization of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Parent company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The parent company covers the following businesses:

• Steel Brazil;and

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
	Tax losses	In recent periods, the Company started to incur in tax losses at the parent company level, mostly because of high financial expenses, as substantially all our loans and financings are on this level.
Temporary differences	Exchange differences expenses

Since 2012 the Company opted by the taxation on a cash basis. As the Parent Company have operated without taxable profit, it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

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The study is prepared based on the Company’s long-term business plan designed for a period reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

In addition, a sensitivity analysis of tax credits utilization considering a variation in macroeconomic assumptions, operational performance and liquidity events.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an unbalance between the financial and operating results of the Parent company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Parent company, whose main measures are:

•         Expansion of disinvestment efforts;

•         Reduction of financial leverage;

•         Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•         Reprofiling of the Parent company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the aforementioned measures already in an advanced stage of execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time period of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. As a result of the study, the Company reversed R$ 653,193 of the loss recorded in previous years, presenting until 2018 credits recognized in the amount of R$ 226,895 in the Parent Company and a debit of R$ 161,249 in the Consolidated.

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16.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Income tax and social contribution
Actuarial gains on defined benefit pension plan	176,747	171,473	180,834	180,834
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(180,834)	(180,834)	(180,834)	(180,834)
Changes in the fair value of assets measured at fair value through other comprehensive income		(530,292)		(530,292)
Estimated losses for deferred income and social contribution tax assets - assets measured at fair value through other comprehensive income		530,292		530,292
Exchange differences on foreign operations	(325,350)	(369,017)	(325,350)	(369,017)
Cash flow hedge accounting	654,010	134,478	654,010	134,478
Estimated losses for deferred income tax and social contribution credits - cash flow hedge	(654,010)	(134,478)	(654,010)	(134,478)
	(329,437)	(378,378)	(325,350)	(369,017)

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

 Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Tax	111,909	113,451	67,138	52,542	50,650	55,285	47,752	36,709
Social security	76,075	74,522	50,098	50,098	74,002	72,542	50,098	50,098
Labor	398,952	451,173	220,927	202,104	306,335	345,878	171,050	160,603
Civil	159,054	148,212	21,245	22,752	134,111	121,742	10,941	10,527
Environmental	41,760	37,733	1,826	1,826	38,624	34,598	1,826	1,826
Deposit of a guarantee			12,274	10,029
	787,750	825,091	373,508	339,351	603,722	630,045	281,667	259,763

Classification
Current	97,115	105,958			51,148	74,586
Non-current	690,635	719,133	373,508	339,351	552,574	555,459	281,667	259,763
	787,750	825,091	373,508	339,351	603,722	630,045	281,667	259,763

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The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended September 30, 2018 were as follows:

					Consolidated
				Current + Non-current
Nature	12/31/2017	Additions	Accrued charges	Net utilization of reversal	09/30/2018
Tax	113,451	15,302	3,716	(20,560)	111,909
Social security	74,522	2,168	1,411	(2,026)	76,075
Labor	451,173	19,341	43,638	(115,200)	398,952
Civil	148,212	7,060	10,665	(6,883)	159,054
Environmental	37,733	293	3,958	(224)	41,760
	825,091	44,164	63,388	(144,893)	787,750

					Parent Company
				Current + Non-current
Nature	12/31/2017	Additions	Accrued charges	Net utilization of reversal	09/30/2018
Tax	55,285	13,174	1,484	(19,293)	50,650
Social security	72,542	1,658	1,354	(1,552)	74,002
Labor	345,878	16,810	34,218	(90,571)	306,335
Civil	121,742	5,638	9,499	(2,768)	134,111
Environmental	34,598	293	3,880	(147)	38,624
	630,045	37,573	50,435	(114,331)	603,722

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Referring to the Company's individual and consolidated financial statements for 2017, approved on March 26, 2018, where we inform that the maintenance of the full operation of the UPV until June 20, 2018 (180 days) was obtained through Environmental Authorization No. IN042958 (“Autorização Ambiental” or "AA"), by means of Decision CECA / CFL nº 6,141, dated 12/07/2017, which was fully published in the Diário Oficial of the State of Rio de Janeiro ("DO") of 12/8/2017, page 13, the Company informs that it has concluded the negotiations with the institutions of the State of Rio de Janeiro and, on September 19, 2018, was published in the Diário Oficial of the State of Rio de Janeiro, the Resolution CECA / CLF No. 6,216 of September 18, 2018, authorizing the conclusion of Term for Undertaking (“Termos de Ajustamento de Conduta” or “TAC”) between the Company and the State of Rio de Janeiro - through the Secretariat of the Environment (“Secretaria do Estado do Ambiente” or "SEA"), the State Environment Institute (“Instituto Estadual do Ambiente” or "INEA") and the Commission Environmental Control Agency (“Comissão Estadual de Controle Ambiental” or "ECSC"), being maintained the operations of the Usina Presidente Vargas, located in Volta Redonda / RJ. The term contemplates investments of approximately R$303 million in environmental projects and actions in the region up to August 2024 and represents a commitment of the Company to the sustainability of its activities, with the communities of Volta Redonda and region, as well as with the generation of value to the shareholders, employees and other stakeholders.

▪   Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of September 30, 2018 and December 31, 2017.

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	Consolidated
	09/30/2018	12/31/2017
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	11,644,471	11,073,961

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	2,712,197	2,623,179

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,588,737	2,500,606

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010 and 2011	1,922,587	1,858,640

Tax foreclosures - ICMS - Electricity credits	961,159	920,306

Installments MP 470 - alleged insufficiency of tax loss and negative basis of social contribution	732,096	704,739

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,760,480	1,685,648

Disallowance of the ICMS credits - Transfer of iron ore	522,519	499,006

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	290,096	275,233

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	510,639	491,862

Assessment Notice - ICMS - shipping and return merchandise for Industrialization (1)		816,199

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	211,914	203,185

CFEM – difference of understanding between CSN and DNPM on the calculation basis	305,735	290,249

Assessment Notice- ICMS- questions about sales for incentive area	179,868	170,330
Other tax lawsuits (federal, state, and municipal) (1)	2,643,539	3,065,131

Social security lawsuits	285,261	278,600

Enforcement action applied by Brazilian antitrust authorities (CADE)	101,228	98,189

Other civil lawsuits	1,230,082	1,111,944

Labor and social security lawsuits	1,569,117	1,569,712

Environmental lawsuits – ACP TAC/PAC – compliance with environmental obligations	223,249	216,878

Tax foreclosures – Fine – Volta Redonda IV	74,049	67,620

Other environmental lawsuits	128,828	117,858
	30,597,851	30,639,075

(1)   Homologation to the State Treasure Office and Attorney General of the State of Minas Gerais with the benefits brought in the Tax Regularization Program - "New Regularize", established by Law 22,549 / 2017.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2018.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Environmental liabilities	188,091	255,517	179,559	248,306
Asset retirement obligations	87,423	81,496	653	612
	275,514	337,013	180,212	248,918

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19.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2017.

19.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Current		Non-current		Total
	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Assets
Trade receivables (note 7)	113,274	115,388			113,274	115,388
Dividends receivable (note 7)	82,225	41,528			82,225	41,528
Actuarial asset (note 9)			90,690	111,281	90,690	111,281
Short-term investments/ investments	93,680	53			93,680	53
Loans (note 9)	2,616	2,441	693,126	554,694	695,742	557,135
Other receivables (note 9)	3,649	3,577	126,297	30,770	129,946	34,347
	295,444	162,987	910,113	696,745	1,205,557	859,732
Liabilities
Other payables (Note 15)
Accounts payable	50,602	57,008	93,395		143,997	57,008
Trade payables	120,457	81,063			120,457	81,063
Actuarial liabilities			41,937	41,937	41,937	41,937
	171,059	138,071	135,332	41,937	306,391	180,008

	09/30/2018	09/30/2017
P&L
Revenues
Sales	938,286	654,103
Interest (note 25)	47,954	49,319
Expenses
Purchases	(965,726)	(876,582)
Foreign exchange and monetary variations, net	16,580	(4,106)
	37,094	(177,266)

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•       By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,468		2,468		(23,576)			(23,576)
MRS Logística S.A.	82,296		82,296	106,499	93,395	199,894		(736,061)			(736,061)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	5		5	37,514		37,514	40	(129,857)			(129,817)
Transnordestina Logística S.A (1)	1,352	790,028	791,380	5,698		5,698	551	(4,903)	36,523		32,171
	83,653	790,028	873,681	152,179	93,395	245,574	591	(894,397)	36,523		(857,283)
Other related parties
CBS Previdência		90,690	90,690		41,937	41,937
Fundação CSN	1,829		1,829	821		821	6	(1,986)			(1,980)
Banco Fibra (2)	93,680		93,680						11,256	16,580	27,836
Usiminas				20		20		(382)			(382)
Panatlântica (3)	99,384	375	99,759	18,039		18,039	857,458	(65,590)			791,868
Ibis Participações e Serviços								(3,151)			(3,151)
Partifib Projetos Imobiliários	327		327				1,559				1,559
Vicunha Serviços Ltda.								(220)			(220)
Vicunha Ind de Implementos	9		9				33				33
	195,229	91,065	286,294	18,880	41,937	60,817	859,056	(71,329)	11,256	16,580	815,563
Associates
Arvedi Metalfer do Brasil S.A.	16,562	29,020	45,582				78,639		175		78,814
Total at 09/30/2018	295,444	910,113	1,205,557	171,059	135,332	306,391	938,286	(965,726)	47,954	16,580	37,094
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008
Total at 09/30/2017							654,103	(876,582)	49,319	(4,106)	(177,266)

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 102.0% to 115.0% of the CDI. As of September 30, 2018, the loans amounted to R$790,028 (R$507,009 as of December 31, 2017).

2.    Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

3.    Panatlântica: Receivables from the sale of steel products.

•       By transaction

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Parent Company
	Current		Non-current		Total
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017

Assets
Trade receivables (1) (note 7)	1,009,638	831,993			1,009,638	831,993
Dividends receivable (3) (note 7)	42,017	1,044,242			42,017	1,044,242
Actuarial asset (note 9)			79,697	95,898	79,697	95,898
Loans (note 9)	17,930	26,701	578,833	444,091	596,763	470,792
Short-term investments / Investments (2)	100,520	2,619	100,925	127,569	201,445	130,188
Other receivables (3) (note 9)	113,897	37,007	399,919	320,377	513,816	357,384
	1,284,002	1,942,562	1,159,374	987,935	2,443,376	2,930,497
Liabilities
Borrowings and financing
Prepayment (note 13)	1,393,020	72,019	4,406,365	4,856,104	5,799,385	4,928,123
Intercompany Bonds (note 13)	10,155	27,450	372,363	3,436,385	382,518	3,463,835
Intercompany Loans (note 13)	1,761,689	1,113,411		1,620,921	1,761,689	2,734,332
	3,164,864	1,212,880	4,778,728	9,913,410	7,943,592	11,126,290
Other payables (Note 15)
Trade payables (4)	357,458	295,094	28,133	49,254	385,591	344,348
Trade payables	229,397	146,631			229,397	146,631
Actuarial liabilities			41,937	41,937	41,937	41,937
	586,855	441,725	70,070	91,191	656,925	532,916

	9/30/2018	09/30/2017
P&L
Revenues
Sales/Others	2,444,553	2,434,367
Other Operating Income and Expenses	101,324
Interest (note 25)	42,558	41,059
Exclusive Funds (note 25)	741	47,332
Foreign exchange and monetary variations, net		(4,157)
Expenses
Purchases	(1,499,607)	(1,556,277)
Interest (note 25)	(308,309)	(384,908)
Foreign exchange and monetary variations, net	(1,412,964)	303,757
	(631,704)	881,173

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.    Assets: Financial investments classified in current total, are investments in exclusive funds and in the Fibra Bank. In noncurrent refers to investments in Usiminas shares classified as fair value through profit or loss.

3.    Noncurrent: Refers mainly to advance for future capital increases, dividends receivable and receivables from acquisition of debentures.

4.    Noncurrent: Refers mainly to assignment of credits from income tax and social contribution losses with Transnordestina Logistica S.A.

•       By company

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	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales / Other	Purchases	Other operational income (expenses)	Finance income (expenses), net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	246,586	121,336	367,922	11,303	196	11,499	623,694	(48,557)				575,137
Estanho de Rondônia S.A.	16,939	3,853	20,792	2,218		2,218		(32,057)		942		(31,115)
Sepetiba Tecon S.A.	12,204	96,747	108,951	29,031		29,031	130	(60,556)		111		(60,315)
Minérios Nacional S.A.	21	45,195	45,216				23					23
CSN Mineração S.A. (2)	167,394		167,394	83,128		83,128	49,460	(765,591)				(716,131)
CSN Energia S.A.	116		116	90,504		90,504		(180,808)				(180,808)
Ferrovia Transnordestina Logística S.A.		8,393	8,393		27,937	27,937					(1,745)	(1,745)
Companhia Siderúrgica Nacional, LLC (3)	438,988		438,988	300,378		300,378	460,358				74,478	534,836
CSN Resources S.A. (4)				836,367	4,298,260	5,134,627				(256,596)	(1,020,116)	(1,276,712)
Lusosider Aços Planos, S.A.	154,672		154,672	204		204	451,553				13,881	465,434
CSN Islands XI Corp. (5)				1,197,141		1,197,141					(208,603)	(208,603)
CSN Islands XII Corp. (6)				1,131,357	480,468	1,611,825				(51,713)	(287,439)	(339,152)
Companhia Florestal do Brasil	1,103	185	1,288				171					171
Stahlwerk Thüringen GmbH				4		4
	1,038,023	275,709	1,313,732	3,681,635	4,806,861	8,488,496	1,585,389	(1,087,569)		(307,256)	(1,429,544)	(1,238,980)
Joint-venture and Joint-operation
MRS Logística S.A.	40,910		40,910	27,957		27,957		(253,390)				(253,390)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	5		5	23,752		23,752	79	(88,367)				(88,288)
Transnordestina Logística S.A. (7)	248	673,648	673,896							30,747		30,747
	41,163	673,648	714,811	51,709		51,709	79	(341,757)		30,747		(310,931)
Other related parties
CBS Previdência		79,697	79,697		41,937	41,937
Fundação CSN	1,829		1,829	336		336	6	(958)				(952)
Banco Fibra	93,498		93,498							10,583	16,580	27,163
Usiminas								(362)				(362)
Panatlântica (8)	99,516	375	99,891	18,039		18,039	857,458	(65,590)				791,868
Ibis Participações e Serviços								(3,151)				(3,151)
Partifib Projetos Imobiliários	327		327				1,559					1,559
Vicunha Serviços Ltda.								(220)				(220)
Vicunha Ind. de Implementos	9		9				33					33
	195,179	80,072	275,251	18,375	41,937	60,312	859,056	(70,281)		10,583	16,580	815,938
Associates
Arvedi Metalfer do Brasil S.A.	2,615	29,020	31,635				29			175		204

Exclusive funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	7,022	100,925	107,947						101,324	741		102,065

Total at 09/30/2018	1,284,002	1,159,374	2,443,376	3,751,719	4,848,798	8,600,517	2,444,553	(1,499,607)	101,324	(265,010)	(1,412,964)	(631,704)
Total at 12/31/2017	1,942,562	987,935	2,930,497	1,654,605	10,004,601	11,659,206
Total at 09/30/2017							2,434,367	(1,556,277)		(296,517)	299,600	881,173

1.      Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$246,586 (R$197,654 as of December 31,2017), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2017).

2.      Liabilities: Payables from purchases of iron ore and port services in the amount of R$83,128.

3.      Companhia Siderurgica Nacional, LLC: Receivables of R$438,988 (R$232,505 as of December 31, 2017), related to sale of steel for resale. Current liabilities refer to expenses with commission and logistics on sales of steel for resale in the amount of R$300,378.

4.      CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes . As of September 30, 2018, the loans amounted to R$5,134,627 (R$7,446,925 as of December 31, 2017).

5.      CSN Islands XI Corp.: Intercompany contracts in US dollars. As of September 30, 2018, the loans amounted to R$1,197,141 (R$1,058,560 as of December 31, 2017).

6.    CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of September 30, 2018, the loans amounted to R$1,611,825 (R$1,417,099 as of December 31, 2017).

7.    Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$576,746and advanced for future capital increase in the amount of R$96,902. (R$444,091 as of December 31,2017).

8.      Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$99,516 (R$ 109,565 on December 31, 2017).

9.    Exclusive funds: Current assets: Refers to investments in government securities and CDBs, in the amount of R$7,022 (R$2,567 as of December 31,2017).  Noncurrent assets: Refers to Usiminas S.A. shares in the amount of R$100,925 (R$127,569 as of December 31,2017). The funds VR1 and Diplic II are managed by Taquari Asset.

19.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of September 30, 2018.

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	09/30/2018	09/30/2017
	Statement of income
Short-term benefits for employees and officers	28,537	35,568
Post-employment benefits	79	85
	28,616	35,653

20.   SHAREHOLDERS’ EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2018 and December 31, 2017 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

20.b) Authorized capital

The Company’s bylaws in effect as of September 30, 2018 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

20.d) shareholder structure

As of September 30, 2018, the Company’s shareholder structure was as follows:

			9/30/2018			12/31/2017
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	42,668,031	3.08%	3.09%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.64%	8,794,890	0.63%	0.65%
NYSE (ADRs)	289,629,642	20.87%	20.99%	303,590,364	21.88%	22.37%
B3 S.A.- Brasil, Bolsa, Balcão	292,401,691	21.07%	21.17%	274,651,269	19.79%	20.24%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	7,409,500	0.53%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

20.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

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Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Sales of shares		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9,22 e R$ 9,45	2,350,000					2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 e R$ 9,48	9,529,500					11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8,61 e R$ 9,72	31,544,500					43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9,33 e R$ 11,54	26,781,661					70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)			10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400					10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9,47 e R$ 10,07	6,791,300					6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4,48 e R$ 9,16	21,758,600					28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4,90 e R$ 5,39	1,841,100					30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015								30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	R$ 0.00	R$ 0.00		22,981,500	(2)	7,409,500

(*) There was no share buyback in this program.

1. In 2014, the Board of Directors approved the cancellation of 70,446,061 shares held in treasury without changing the value of the Company's capital stock.

2. In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$213,494. The Company. The Company recognized a profit on the sale of the shares in the amount of the amount of R$32,670.

As of September 30, 2018, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 09/30/2018 (*)
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 69,131

 (*) The average quotation of B3 -S.A - Brasil, Bolsa, Balcão as of September 30, 2018 in the amount R$ 9,33 per share was used.

20.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

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	Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
	Common shares		Common shares
(Loss) profit for the year	3,353,848	(347,298)	721,535	226,466
Weighted average number of shares	1,366,272,877	1,357,133,047	1,375,312,269	1,357,133,047
Basic and diluted EPS	2.45474	(0.25591)	0.52810	0.16687

The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

21.   PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares. Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporate Law.

The following table shows the history of dividends approved and paid:

Approval Year	Dividends	Payment Year	Dividends
2014	700,000	2014	424,939
		2015	274,917
2015	275,000	2015	274,918
2016 (*)		2016	53
2017 (*)		2017
Total approved	975,000	Total paid	974,827

 (*) There was no resolution on the distribution of dividends during the years 2016 and 2017.

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

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				Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Gross revenue
Domestic market	10,916,113	8,354,389	4,117,311	3,067,989
Foreign market	8,692,589	7,330,364	3,028,884	2,472,551
	19,608,702	15,684,753	7,146,195	5,540,540
Deductions
Sales returns and discounts	(172,123)	(187,349)	(53,893)	(48,787)
Taxes on sales	(2,518,626)	(1,965,528)	(927,313)	(682,082)
	(2,690,749)	(2,152,877)	(981,206)	(730,869)
Net revenue	16,917,953	13,531,876	6,164,989	4,809,671

				Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Gross revenue
Domestic market	10,382,252	7,762,003	3,895,896	2,914,341
Foreign market	1,504,102	1,849,463	378,993	651,146
	11,886,354	9,611,466	4,274,889	3,565,487
Deductions
Sales returns and discounts	(146,394)	(185,567)	(45,702)	(56,103)
Taxes on sales	(2,317,004)	(1,753,871)	(857,634)	(631,130)
	(2,463,398)	(1,939,438)	(903,336)	(687,233)
Net revenue	9,422,956	7,672,028	3,371,553	2,878,254

23.   EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Raw materials and inputs	(5,276,706)	(4,012,735)	(1,872,602)	(1,440,117)
Labor cost	(2,025,346)	(1,737,857)	(700,028)	(593,324)
Supplies	(1,300,366)	(1,070,112)	(470,126)	(394,696)
Maintenance cost (services and materials)	(932,177)	(870,670)	(336,171)	(330,235)
Outsourcing services	(2,890,510)	(2,449,525)	(1,071,001)	(840,666)
Depreciation, amortization and depletion (notes 11 and 12)	(890,316)	(1,089,945)	(273,530)	(344,291)
Others	(620,119)	(356,121)	(250,161)	(144,325)
	(13,935,540)	(11,586,965)	(4,973,619)	(4,087,654)

Classified as:
Cost of sales	(12,107,201)	(10,016,303)	(4,298,540)	(3,596,936)
Selling expenses	(1,497,306)	(1,263,611)	(569,294)	(414,544)
General and administrative expenses	(331,033)	(307,051)	(105,785)	(76,174)
	(13,935,540)	(11,586,965)	(4,973,619)	(4,087,654)

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	Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Raw materials and inputs	(4,241,551)	(3,505,045)	(1,561,255)	(1,306,308)
Labor cost	(990,083)	(895,250)	(357,102)	(312,042)
Supplies	(944,901)	(795,107)	(356,717)	(301,270)
Maintenance cost (services and materials)	(497,714)	(519,838)	(178,118)	(199,009)
Outsourcing services	(1,016,523)	(863,037)	(359,659)	(340,900)
Depreciation, amortization and depletion (notes 11 and 12)	(441,529)	(497,288)	(147,551)	(157,645)
Others	(35,554)	(61,896)	(24,555)	(30,061)
	(8,167,855)	(7,137,461)	(2,984,957)	(2,647,235)

Classified as:
Cost of sales	(7,518,935)	(6,439,752)	(2,773,360)	(2,432,348)
Selling expenses	(453,968)	(549,437)	(148,558)	(186,675)
General and administrative expenses	(194,952)	(148,272)	(63,039)	(28,212)
	(8,167,855)	(7,137,461)	(2,984,957)	(2,647,235)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Production cost	870,360	1,066,111	267,090	336,564
Selling expenses	4,813	6,628	1,557	2,199
General and administrative expenses	15,143	17,206	4,883	5,528
	890,316	1,089,945	273,530	344,291
Other operational (*)	71,735	33,131	47,084	11,109
	962,051	1,123,076	320,614	355,400

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	Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Production cost	427,751	478,665	143,156	151,546
Selling expenses	3,617	5,519	1,162	1,825
General and administrative expenses	10,161	13,104	3,233	4,274
	441,529	497,288	147,551	157,645
Other operational expenses (*)	1,488		1,488
	443,017	497,288	149,039	157,645

(*) Refers to depreciation and amortization of paralyzed assets as described in note 24.

24.   OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Other operating income
Indemnities	37,727	5,401	1,027	4,385
Rentals and leases	3,088	1,380	2,168	461
Dividends received	8,662		2,459
Contractual fines	446,331		446,331
PIS and Cofins to compensate (1)	3,615	993	586
Updated shares - VJR (Note 14)	1,547,265		129,721
Gain on sale of LLC (note 4)	1,164,294		14,402
Other revenues	16,920	13,328	1,764	4,110
	3,227,902	21,102	598,458	8,956

Other operating expenses
Taxes and fees	(15,844)	(14,217)	(4,806)	(10,090)
Write-off/(Provision) of judicial deposits	(14,704)	(4,726)	(7,534)	(3,386)
Expenses with environmental liabilities, net	(36,622)	(1,963)	(11,153)	(3,187)
Expenses from tax, social security, labor, civil and environmental lawsuits, net	(16,029)	(64,868)	24,734	(12,884)
Contractual fines (2)	(104,086)		(104,086)
Depreciation of equipment paralyzed and amortization of intangible assets (note 23)	(71,735)	(33,131)	(47,084)	(11,109)
Write- off of PP&E and intagible assets (notes 11 and 12)	(29,383)	(21,600)	(27,519)	(1,759)
Estimated (Loss)/reversal in inventories	(3,138)	(2,684)	8,361	2,069
Losses on spare parts	(11,286)	(2,737)	(8,753)	(1,076)
Studies and project engineering expenses	(18,005)	(24,932)	(6,300)	(8,015)
Research and development expenses	(2,199)	(2,909)	(719)	(1,250)
Advisory expenses	(1,905)	(874)	(525)	(835)
Healthcare plan expenses	(80,880)	(71,521)	(32,246)	(26,132)
Reversal/(Provision) industrial reestructuring	(1,089)	4,647	2,290	4,647
Cash flow hedge realized (Note 14 b)	(196,783)	(37,933)	(183,051)	(16,212)
Other expenses	(107,049)	(37,692)	(21,934)	(17,561)
	(710,737)	(317,140)	(420,325)	(106,780)
Other operating income (expenses), net	2,517,165	(296,038)	178,133	(97,824)

(1)    Refers to the recognition of the PIS and Cofins credit the arising from the exclusion of ICMS from calculation basis of previous years. With the final res judicata of the lawsuit on September 20, 2018, CSN's right to offset amounts unduly collected under these taxes was confirmed. The reported amount refers to a portion of the credits verified by the company, writ of mandamus nº 2006.51.01.020125-7 (Special Appeal nº1,241,431 / RJ) (see notes 8 and 25). The credit recognized refers to the years 2010 to 2014, arising from the exclusion of ICMS from PIS and Cofins calculation basis, for which the Company has completed the identification of the amounts. For the other years since 2001, the credits unduly collected are being calculated by the Company and expects to complete the analysis before the end of the year.

(2)    Refers to the contractual amendment with the jointly-owned subsidiary MRS, for the revision of the "Annual Transportation Plan".

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	Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Other operating income
Indemnities	14,467	4,963	967	4,308
Rentals and leases	2,788	1,110	2,048	371
Dividends received	8,091	476	2,458
PIS and Cofins to compensate (1)	446,331		446,331
Contractual fines	1,964		343
Updated shares - VJR (Note 14)	1,547,265		129,721
Intercompany debt relief	1,310,886		1,310,886
Other revenues	5,138	5,285	441	1,491
	3,336,930	11,834	1,893,195	6,170

Other operating expenses
Taxes and fees	(7,779)	(9,575)	(3,766)	(7,981)
Write-off/(Provision) of judicial deposits	(12,546)	(4,642)	(7,534)	(3,186)
Expenses with environmental liabilities, net	(23,327)	4,034	(4,038)	14
Expenses from tax, social security, labor, civil and environmental lawsuits, net	(11,877)	(38,219)	22,634	(2,972)
Depreciation of equipment paralyzed and amortization of intangible assets (note 23)	(1,488)		(1,488)
Write- off of PP&E and intagible assets (notes 11 and 12)	(13,201)	521	(13,187)	400
Estimated (Loss)/reversal in inventories	(11)	752	10,374	(4,517)
Losses on spare parts	(11,286)	(2,267)	(8,753)	(606)
Studies and project engineering expenses	(16,354)	(23,899)	(6,434)	(7,546)
Research and development expenses	(2,199)	(2,909)	(719)	(1,250)
Cash flow hedge realized (Note 14 b)	(196,783)	(37,933)	(183,051)	(16,212)
Healthcare plan expenses	(80,803)	(71,323)	(32,163)	(26,174)
Advisory expenses	(1,784)	(874)	(523)	(835)
Other expenses	(82,846)	(9,753)	(21,456)	(3,751)
	(462,284)	(196,087)	(250,104)	(74,616)
Other operating income (expenses), net	2,874,646	(184,253)	1,643,091	(68,446)

(1)    See footnote (1) of note nº 24 consolidated other operating income (expenses).

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25.   FINANCIAL INCOME (EXPENSES)

		Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Financial income
Related parties (note 19 a)	47,954	49,319	17,721	14,038
Income from financial investments	82,375	131,563	30,850	34,457
Gain from derivative		28,503		10,261
Gain on repurchase of debt securities		38,861		12,116
Other income (1)	296,330	37,824	287,314	9,969
	426,659	286,070	335,885	80,841
Financial expenses
Borrowings and Financing - foreign currency	(731,515)	(655,595)	(272,340)	(220,493)
Borrowings and Financing - local currency	(773,227)	(1,317,485)	(253,580)	(377,250)
Capitalised interest (notes 11 and 28)	52,808	73,955	18,323	22,710
Interest, fines e late payment charges	(66,793)	(14,252)	(62,391)	(8,480)
Commission and bank fees	(134,469)	(116,981)	(46,218)	(38,971)
PIS/COFINS over financial income	(42,958)	(16,865)	(35,383)	(3,880)
Other financial expenses (2)	12,944	(51,217)	(19,858)	(2,199)
	(1,683,210)	(2,098,440)	(671,447)	(628,563)
Foreign exchange and monetary variation, net
Monetary variation, net	(21,637)	1,469	(1,815)	(2,603)
Exchange variation, net	(728,472)	207,490	(82,686)	272,528
Exchange variation on derivatives	667	(229)	(3,162)
	(749,442)	208,730	(87,663)	269,925

Financial income (expenses), net	(2,005,993)	(1,603,640)	(423,225)	(277,797)

Statement of gain and (losses) on derivative transaction
Dollar to euro swap	667	(229)	(3,162)
	667	(229)	(3,162)	-
Future DI		28,503		10,261
		28,503	-	10,261
	667	28,274	(3,162)	10,261

(1)     Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis of previous years in the amount of R$ 278,707 and the updating of Tax Credits. See footnote (1) of  Note No. 24 above.

(1)     Refers substantially to IOF and provision of charges IRRF/CSLL.

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	Parent Company
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial income
Related parties (note 19 a)	43,299	88,391	15,903	24,331
Income from financial investments	53,572	63,380	22,930	18,699
Other income (1)	378,376	84,087	371,743	59,948
	475,247	235,858	410,576	102,978
Financial expenses
Borrowings and Financing - foreign currency	(182,585)	(170,940)	(82,567)	(57,827)
Borrowings and Financing - local currency	(675,201)	(1,132,457)	(222,715)	(323,817)
Related parties (note 19 a)	(308,309)	(384,908)	(85,772)	(124,419)
Capitalised interest (notes 11 and 28)	11,923	17,800	4,394	5,536
Interest, fines e late payment charges	(3,113)	(4,130)	(2,307)	(3,590)
Commission and bank fees	(120,321)	(104,277)	(42,417)	(34,976)
PIS/COFINS over financial income	(25,449)	(13,551)	(19,988)	(2,970)
Other financial expenses	66,430	(31,350)	6,875	4,221
	(1,236,625)	(1,823,813)	(444,497)	(537,842)
Foreign exchange and monetary variation, net
Monetary variation, net	(9,144)	(12,198)	(1,920)	(3,274)
Exchange variation, net	(699,988)	344,837	(25,879)	481,548
	(709,132)	332,639	(27,799)	478,274

Financial income (expenses), net	(1,470,510)	(1,255,316)	(61,720)	43,410

(1)    See footnote (1) of note nº 25 consolidated financial income and expenses.

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26.   SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2017. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

	Nine months ended
								9/30/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	3,888,265	24,891,751					(3,823,122)
Net revenues
Domestic market	7,610,721	672,167	194,276	1,107,657	307,750	442,965	(1,950,807)	8,384,729
Foreign market	4,255,677	3,469,921					807,626	8,533,224
Total net revenue (note 22)	11,866,398	4,142,088	194,276	1,107,657	307,750	442,965	(1,143,181)	16,917,953
Cost of sales and services	(9,556,095)	(2,531,586)	(141,805)	(774,072)	(209,413)	(395,308)	1,501,078	(12,107,201)
Gross profit	2,310,303	1,610,502	52,471	333,585	98,337	47,657	357,897	4,810,752
General and administrative expenses	(718,718)	(102,843)	(26,766)	(72,805)	(21,027)	(64,662)	(821,518)	(1,828,339)
Depreciation (note 23)	459,533	278,171	14,724	193,075	12,944	88,747	(156,878)	890,316
Proportionate EBITDA of joint ventures							415,455	415,455
Adjusted EBITDA	2,051,118	1,785,830	40,429	453,855	90,254	71,742	(205,044)	4,288,184

Sales by geographic area
Asia	18,122	3,176,157					807,626	4,001,905
North America	1,318,242							1,318,242
Latin America	301,343							301,343
Europe	2,569,223	293,764						2,862,987
Others	48,747							48,747
Foreign market	4,255,677	3,469,921					807,626	8,533,224
Domestic market	7,610,721	672,167	194,276	1,107,657	307,750	442,965	(1,950,807)	8,384,729
Total	11,866,398	4,142,088	194,276	1,107,657	307,750	442,965	(1,143,181)	16,917,953

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	Three months ended
	9/30/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,290,027	9,287,731					(1,137,925)
Net revenues
Domestic market	2,898,729	228,645	64,346	406,446	104,436	160,394	(677,592)	3,185,404
Foreign market	1,199,959	1,430,691					348,935	2,979,585
Total net revenue (note 22)	4,098,688	1,659,336	64,346	406,446	104,436	160,394	(328,657)	6,164,989
Cost of sales and services	(3,379,554)	(881,730)	(46,869)	(268,036)	(69,537)	(148,135)	495,321	(4,298,540)
Gross profit	719,134	777,606	17,477	138,410	34,899	12,259	166,664	1,866,449
General and administrative expenses	(220,858)	(36,523)	(8,259)	(24,199)	(7,120)	(23,288)	(354,832)	(675,079)
Depreciation (note 23)	154,186	69,730	5,597	64,632	4,315	28,215	(53,145)	273,530
Proportionate EBITDA of joint ventures							162,118	162,118
Adjusted EBITDA	652,462	810,813	14,815	178,843	32,094	17,186	(79,195)	1,627,018

Sales by geographic area
Asia	87	1,329,650					348,935	1,678,672
North America	279,335							279,335
Latin America	87,336							87,336
Europe	821,798	101,041						922,839
Others	11,403							11,403
Foreign market	1,199,959	1,430,691					348,935	2,979,585
Domestic market	2,898,729	228,645	64,346	406,446	104,436	160,394	(677,592)	3,185,404
Total	4,098,688	1,659,336	64,346	406,446	104,436	160,394	(328,657)	6,164,989

	Nine months ended
	09/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	3,668,440	23,015,561					(3,975,149)
Net revenues
Domestic market	5,671,191	654,490	167,260	1,052,107	303,678	381,339	(1,895,383)	6,334,682
Foreign market	3,853,265	2,791,062					552,867	7,197,194
Total net revenue (note 22)	9,524,456	3,445,552	167,260	1,052,107	303,678	381,339	(1,342,516)	13,531,876
Cost of sales and services	(7,868,000)	(2,096,787)	(111,953)	(766,142)	(213,731)	(406,870)	1,447,180	(10,016,303)
Gross profit	1,656,456	1,348,765	55,307	285,965	89,947	(25,531)	104,664	3,515,573
General and administrative expenses	(759,662)	(122,041)	(20,136)	(68,335)	(20,211)	(58,921)	(521,356)	(1,570,662)
Depreciation (note 23)	506,023	369,610	11,786	231,500	14,992	97,074	(141,040)	1,089,945
Proportionate EBITDA of joint ventures							406,247	406,247
Adjusted EBITDA	1,402,817	1,596,334	46,957	449,130	84,728	12,622	(151,485)	3,441,103

Sales by geographic area
Asia	23,297	2,630,181					552,867	3,206,345
North America	1,533,105							1,533,105
Latin America	378,812							378,812
Europe	1,891,926	159,105						2,051,031
Others	26,125	1,776						27,901
Foreign market	3,853,265	2,791,062					552,867	7,197,194
Domestic market	5,671,191	654,490	167,260	1,052,107	303,678	381,339	(1,895,383)	6,334,682
Total	9,524,456	3,445,552	167,260	1,052,107	303,678	381,339	(1,342,516)	13,531,876

	Three months ended
	09/30/2017
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,300,689	7,953,856					(1,321,184)
Net revenues
Domestic market	2,133,384	217,859	59,983	364,224	102,837	141,794	(637,816)	2,382,265
Foreign market	1,265,321	986,459					175,626	2,427,406
Total net revenue (note 22)	3,398,705	1,204,318	59,983	364,224	102,837	141,794	(462,190)	4,809,671
Cost of sales and services	(2,845,261)	(718,659)	(37,239)	(242,107)	(73,661)	(150,690)	470,681	(3,596,936)
Gross profit	553,444	485,659	22,744	122,117	29,176	(8,896)	8,491	1,212,735
General and administrative expenses	(253,118)	(40,044)	(5,888)	(21,450)	(6,894)	(20,109)	(143,215)	(490,718)
Depreciation (note 23)	164,760	122,498	3,950	63,239	4,997	29,745	(44,898)	344,291
Proportionate EBITDA of joint ventures							146,613	146,613
Adjusted EBITDA	465,086	568,113	20,806	163,906	27,279	740	(33,009)	1,212,921

Sales by geographic area
Asia	18,507	961,427					175,626	1,155,560
North America	528,444							528,444
Latin America	129,558							129,558
Europe	582,712	23,255						605,967
Others	6,100	1,777						7,877
Foreign market	1,265,321	986,459					175,626	2,427,406
Domestic market	2,133,384	217,859	59,983	364,224	102,837	141,794	(637,816)	2,382,265
Total	3,398,705	1,204,318	59,983	364,224	102,837	141,794	(462,190)	4,809,671

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•       Adjusted EBITDA

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Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Nine months ended		Three months ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Net income (loss) for the year	3,428,346	(266,157)	752,164	256,184
Depreciation/Amortization/Depletion (note 23)	890,316	1,089,945	273,530	344,291
Income tax and social contribution (note 16)	161,249	409,890	237,960	128,214
Financial income (expenses) (note 25)	2,005,993	1,603,640	423,225	277,797
EBITDA	6,485,904	2,837,318	1,686,879	1,006,486
Other operating income (expenses) (note 24)	(2,517,165)	296,038	(178,133)	97,824
Equity in results of affiliated companies	(96,010)	(98,500)	(43,846)	(38,002)
Proportionate EBITDA of joint ventures	415,455	406,247	162,118	146,613
Adjusted EBITDA (*)	4,288,184	3,441,103	1,627,018	1,212,921

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

27.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon. Management understands that the policies covers its assets and the risks to which the Company is subject.

28.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

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		Consolidated		Parent Company
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Income tax and social contribution paid	201,124	268,847
Addition to PP&E with interest capitalization (notes 11 and 25)	52,808	91,957	11,923	21,308
Acquisition of fixed assets through loan	10,670	4,265	1,746
Capitalization with advance to future capital increase		20,264	36,214	80,686
	264,602	385,333	49,883	101,994

29.   STATEMENT OF COMPREHENSIVE INCOME

	Consolidated				Parent Company
	Nine months ended		Three months ended		Nine months ended		Three months ended
	9/30/2018	9/30/2017	9/30/2018	9/30/2017	9/30/2018	9/30/2017	9/30/2018	9/30/2017
(Loss)/ Profit for the period	3,428,346	(266,157)	752,164	256,184	3,353,848	(347,298)	721,535	226,466
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes	89	88	30	30	89	88	30	30
	89	88	30	30	89	88	30	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(17,175)	82,130	(29,171)	(47,328)	(17,175)	82,130	(29,171)	(47,328)
Fair Value through other comprehensive income	(1,559,680)	614,542		496,044	(1,559,680)	614,542		496,044
(Loss) / gain on the percentage change in investments	(105)	2,814			(105)	2,814
(Loss)/gain on cash flow hedge accounting	(1,724,818)	134,374	(372,883)	200,236	(1,724,818)	134,374	(372,883)	200,236
Realization of cash flow hedge accounting reclassified to income statement	196,783	37,933	183,051	16,212	196,783	37,933	183,051	16,212
(Loss)/gain on investments hedge of investments in subsidiaries					(32,196)	(23,599)	(7,263)	2,304
(Loss)/gain on foreign net investment hedge	(32,196)	(23,599)	(7,263)	2,304
(Loss)/gain on business combination	(651)				(651)
	(3,137,842)	848,194	(226,266)	667,468	(3,137,842)	848,194	(226,266)	667,468

	(3,137,753)	848,282	(226,236)	667,498	(3,137,753)	848,282	(226,236)	667,498

Total comprehensive income for period	290,593	582,125	525,928	923,682	216,095	500,984	495,299	893,964

Attributable to:
Controlling Shareholders	216,095	500,984	495,299	893,964	216,095	500,984	495,299	893,964
Non-controlling Shareholders	74,498	81,141	30,629	29,718
	290,593	582,125	525,928	923,682	216,095	500,984	495,299	893,964

30.      INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s officer published in the press in April 2017, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an independent external investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties), and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the matters investigated. Consequently, the Company understands that there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency. In October 2017, complying with a determination of the Supreme Federal Court, the Federal Police started an investigation of the facts reported in those testimonials previously mentioned.  Subsequently, in February 2018, the Second Panel of the Federal Supreme Court determined that the examination of the facts should occur within the scope of the Electoral Justice rather than the Common Federal Justice. At the moment, the decision of Supreme Federal Court is awaited to send the case to the Electoral Court.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

1)     Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)        Purpose of Projection

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 9 to 12 months.

b)        Period and validity term of the projection.

For the year 2018, is projected Net Revenue of R$22.2 billion, an adjusted EBITDA close to R$5.6 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2018, that will be available to the market within the period established by the local authority.

From 2018 to 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.5 times, that will be available to the market at the end of the first half of 2019.

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c)        Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Net Revenue

The assumptions used to project the estimated Net Revenue for 2018 is 20% above when compared to the previous year.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA  20% above in 2018, consider the best average prices for flat and long steel in the domestic and foreign markets, as well as the higher sales volume, highlighting the allocation of goods to the domestic market focusing on better operational margins. In relation to the mining, our estimate is that the price levels (Platts) of iron ore will remain the same in 2018 when compared to the previous year.

Leverage 9 to 12 months

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 9 to 12 months, is based on an increase of the adjusted EBITDA in 2018 and 2019, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

d)   Values of the indicators that are subject of the forecast.

Net Revenue Estimated	2016 n.a.	2017 18,000	2018 E 22,230	2019 E n.a.
Reached	17,149	18,525	n.a.	n.a.
Variation %	-	3%	-	-
Adjusted EBITDA	2016	2017	2018 E	2019 E
Estimated	n.a.	5,000	5,574	n.a.
Reached	4,075	4,645	n.a.	n.a.
Variation %	-	-7%	-	-
Leverage	2016	2017	2018 E	2019 E
Estimated	n.a.	5.00x	n.a.	3.50x
Reached	6.32x	5.66x	n.a.	n.a.
Variation %	n.a.	13%	n.a.	n.a.
*E = estimated
**n.a = not evaluated or estimated

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If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)    In the form, inform which were being replaced by new projections and which were being repeated.

There are no new projections.

Estimates have been kept:

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.  Estimates maintained:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 9 to 12 months.

b)   In relation to the projections for periods that have already occurred, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

In 2017, Net Revenue was 3% higher than the previous estimate, due to the better steel prices.

In 2017, the Adjusted EBITDA was 7% lower than the previous estimate, due to the fact that mining presented an adjusted EBITDA lower than expected in 4Q17.

In 2017, leverage was 13% higher than expected, due to the lower Adjusted EBITDA and exchange-rate appreciation that affected our dollar-debt position, resulting in an above average leverage ratio.

c)   In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Estimates in progress:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 9 to 12 months.

Follow-up and changes to projections disclosed

The result of the second quarter does not bring any material variation to the results projections previously presented for the year 2018 and 2019, which can therefore be maintained.

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 (Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Auditor’s Report on Review of the Interim Financial Information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2018, which comprises the balance sheet as at September 30, 2018 and the related statement of profit and loss and statement of comprehensive income (loss) for the three- and nine-month periods then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

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Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to Note 10.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 10.c) to the financial statements, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2018, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 07, 2018

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

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Opinions and Statements / Officers Statement on the Financial Statements

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended September 30,2018.

São Paulo, November 07 th, 2018.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30,2018.

São Paulo, November 07 th, 2018.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 27, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.